APPRAISAL
OF
SCOTCHOLLOW APARTMENTS
203 LAURIE MEADOWS DRIVE
SAN MATEO, CALIFORNIA
KTR JOB NO. 7-7-06512F

December 8, 2006
Ms. Martha Long
General Partner
VMS National Properties JV
55 Beattie Place
Greenville, SC 29601

Re:	Scotchollow Apartments 203 Laurie Meadows Drive San Mateo, California
Dear Ms. Long:
Pursuant to your request, KTR Valuation & Consulting Services, LLC has appraised the above referenced property. The purpose of the appraisal is to estimate the Market Value of the Fee Simple Estate of subject property, free and clear of mortgage financing. The subject property is valued as of November 15, 2006, which corresponds to the date on which the property was inspected by KTR. The value is predicated upon an exposure and marketing period of one year or less.
The subject property consists of a 15.00-acre tract of land improved with a 418-unit garden-style apartment complex known as the Scotchollow Apartments. Construction of the improvements was reportedly completed in 1971. The structural improvements were observed to be in average physical condition and consist of two-and three-story wood frame construction with stucco veneer and wood trim exterior walls and pitched roofs with asphalt shingle cover.
The following report contains information considered relevant to the valuation of the property and the methods by which collected data have been analyzed in arriving at our value conclusion. Our analysis included an inspection of the premises, interviews with knowledgeable market participants, a review of historical income and expense statements, the current rent roll, and other relevant financial and market information. As an income-producing property, greatest reliance is placed upon the value derived through the Income Capitalization Approach, with support provided by the conclusion rendered through implementation of the Sales Comparison Approach.
This appraisal report has been prepared in order to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice (USPAP) for a Complete Appraisal in Summary Report format. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation not presented herein has been retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated herein.
5477 Glen Lakes Drive, Suite 202, Dallas, TX 75231
tel 214.363.3373 • fax 214.369.4388
www . firstam . com

Ms. Martha Long VMS National Properties JV December 8, 2006 Page 2
The attached Summary Appraisal Report describes our investigation and analyses, together with Certification, Basic Assumptions and Limiting Conditions, upon which we have based our opinion that the market value of the Fee Simple Estate of the subject property, as of November 16, 2006, is:
SIXTY-SEVEN MILLION EIGHT HUNDRED THOUSAND DOLLARS
($67,800,000)
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusion.
Sincerely,
KTR VALUATION & CONSULTING SERVICES, LLC

By:	William L. Corbin, MAI	By:	Steven J. Goldberg, MAI, CCIM
	Senior Managing Director		Senior Managing Director

By:	Jackson Aills
Appraiser

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CERTIFICATE OF VALUE
We, Steven J. Goldberg, MAI, and Jackson Aills, certify that to the best of our knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and my personal, unbiased professional analyses, opinions, and conclusions.
We have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.
No one other than the undersigned assisted in the preparation of this appraisal.
Jackson Aills made a personal inspection of the property that is the subject of this appraisal on November 16, 2006. Steven J. Goldberg did not personally inspect the subject property.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
We have the knowledge and experience necessary to perform this appraisal assignment and have previously appraised this type of property.
As of the date of this appraisal, William L. Corbin, MAI and Steven J. Goldberg, MAI have completed the requirements under the continuing education program of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.

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As of the date of this appraisal, William L. Corbin MAI is currently certified with the State of California Office of Real Estate Appraisers and is licensed as a Certified General Real Estate Appraiser (AG025737) until February 27, 2007.
KTR VALUATION & CONSULTING SERVICES, LLC

By:	William L. Corbin, MAI	By:	Steven J. Goldberg, MAI, CCIM
	Senior Managing Director		Senior Managing Director

By:	Jackson Aills
Appraiser

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BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This Appraisal Report is subject to underlying assumptions and limiting conditions qualifying the information contained in the Report as follows:
The valuation estimates apply only to the property specifically identified and described in the ensuing Report.
Information and data contained in the Report, although obtained from public record and other reliable sources and where possible, carefully checked by the Appraiser, are accepted as satisfactory evidence upon which rests the final expression of property value.
The Appraiser has made no legal survey nor has he commissioned one to be prepared and therefore, reference to a sketch, plat, diagram or previous survey appearing in the Report is only for the purpose of assisting the reader in visualizing the property.
It is assumed that all information known to the client and relative to the valuation have been accurately furnished and that there are no undisclosed leases, agreements, liens or other encumbrances affecting the use of the property.
Ownership and management are assumed to be competent and in responsible hands.
No responsibility beyond reasonableness is assumed for matters of a legal nature, whether existing or pending.
Information identified as being furnished or prepared by others is believed to be reliable but no responsibility for its accuracy is assumed.
The Appraiser, by reason of this appraisal, shall not be required to give testimony as an expert witness in any legal hearing or before any court of law unless justly and fairly compensated for such service.
By reason of the Purpose of the Appraisal or Function of the Report herein set forth, the value reported is only applicable to the Property Rights Appraised and the Appraisal Report should not be used for any other purpose.
Disclosure of the contents of this report is governed by the by-laws and Regulations of the Appraisal Institute.
Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation or other potentially hazardous materials may affect the value of the property. Any value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

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In arriving at the value set forth in this appraisal no consideration has been given to the effect of state, local or federal income and gains taxes or of occupancy, hotel, capital levy, gift, estate, succession, inheritance or similar taxes which may be imposed upon any owner, lessee, or mortgagee by reason of any sale, conveyance, transfer, leasing, hypothecation, mortgage, pledge or other disposition of the appraised property.
The appraiser was not provided architectural plans for the subject property, thus the square footage as indicated on the rent roll, marketing brochures, and unit mix provided by the client has been utilized. In the event this information is inaccurate, we reserve the right to modify this appraisal if so warranted.

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SUBJECT PROPERTY PHOTOGRAPH

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ADDENDA
Subject Photographs
Comparable Rental Photographs
Comparable Sale Photographs
Regional Location Map
Neighborhood Map
Comparable Rentals Map
Comparable Sales Map
Qualifications

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EXECUTIVE SUMMARY

Property:	Scotchollow Apartments

Location:	203 Laurie Meadows Drive, San Mateo, California

Assessors Parcel ID Nos:	040-350-490
040-350-500
040-350-510
040-350-520
040-350-530
040-350-540
040-350-550

San Mateo County Assessor’s Office

Purpose of Appraisal:	To estimate the Market Value of the subject property as of the date of value.

Date of Value:	November 15, 2006

Date of Report:	December 8, 2006

Interest Appraised:	Fee Simple Estate

Description of Property:	The subject property consists of a 15 tract of land improved with a 418-unit garden-style apartment complex known as the Scotchollow Apartments. Construction of the improvements was reportedly completed in 1971. Scotchollow Apartments contains 324,335 rentable square feet which suggests an average unit size of 776 square feet.

Location:	The subject property is located in the southern sector of the City of San Mateo, location along Laurie Meadows Drive, approximately two miles south of the San Mateo urban center.

Zoning:	The subject site is zoned R3 District — Multiple Family Dwellings (Medium Density) by the City of San Mateo. This is a medium density multifamily district located in certain areas close to the center of the city and various outlying areas.

Flood Zone:	According to the Federal Emergency Management Agency, the property is within Zone X, outside any special Flood Hazard Areas (Map No. 060328-0006B, Dated 10/19/2001).

Highest and Best Use:	Multifamily residential development.

Marketing Period:	Less than 12 months

Valuation Assumptions:

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Average Market Rent (per Unit)	$1,525
Market Vacancy/Credit Loss	4.0%
Operating Expense Ratio	47%
Net Operating Income	$3,728,921
Overall Capitalization Rate	5.5%

Final Estimate of Market Value, by Approach Cost Approach:	N/A
Sales Comparison Approach:	$67,600,000
Income Approach:	$67,800,000
Final Estimate of Market Value:	$67,800,000
INTRODUCTION AND PREMISES OF THE APPRAISAL

Scope of the Assignment	According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. The scope of this appraisal employs all applicable appraisal techniques and constitutes a Complete Appraisal as defined by USPAP. The presentation of data, analyses and conclusions are presented in summary report format.

The data included in this report has been researched from the subject property’s influencing market. County and City officials were interviewed regarding taxes, zoning requirements, flood zone information, demographic data, planned construction, recently completed developments, and other economic impacting events. Market participants, including real estate brokers and property managers, were consulted regarding market parameters and activity. Lenders as well as investor surveys were consulted regarding investment parameters. The Sales Comparison and Income Capitalization Approaches to value have been performed in estimating the Market Value of the subject. Sales utilized were confirmed with a principal or representative involved with the sale. Leasing agents for the competitive complexes were interviewed regarding property specific information. Supply and demand factors affecting the local market have been analyzed.

Purpose and Use of Appraisal	The purpose of the appraisal is to estimate the Market Value of the Fee Simple Estate of the subject property as of November 15, 2006. It is for the internal use of AIMCO to facilitate asset evaluation and to be utilized in conjunction with a planned transaction with the limited partners.

Property Rights Appraised	The property interest appraised is that of the Fee Simple Estate. A Fee Simple Estate is defined by The Dictionary of Real Estate Appraisal, Second Edition AIREA, as:

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“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Marketing Period	The value conclusion reported herein assumes a marketing period of less than one year. According to the Korpacz Real Estate Investor Survey, 3rd Quarter 2006 indicates that apartment properties in the national market have an average marketing time of 5.58 months, up 2.6% from the average of 5.44 months reported one year ago. This estimate seems reasonable, given recent market activity in the influencing area and the profile of the subject property.

Property History	Property tax records indicate that VMS National Properties Joint Venture is the current owner of record. The partnership’s managing general partner, MAERIL, is a subsidiary of AIMCO. MAERIL provides the company with management and administrative services.

No conveyances involving the subject property were noted within the three-year period preceding the effective date of value. To our knowledge there are no contracts of sale pending as of the date this report was prepared, nor are we aware that the property is listed for sale.

Most Likely Buyer	National and regional investors typically purchase multifamily properties of this size in markets such as the subject.

Definition of Market Value	Market Value, as approved and adopted by the Appraisal Foundation in the Uniform Standards of Professional Appraisal Practice is as follows:

“The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus.

Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

	1.	buyer and seller are typically motivated;

	2.	both parties are well-informed or well advised, and acting in what they consider their best interests;

	3.	a reasonable time is allowed for exposure in the open market;

	4.	payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and

	5.	the price represents the normal consideration for the property sold unaffected by special or creative financing or sales

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concessions granted by anyone associated with the sale.”
REGIONAL OVERVIEW

Overview	The subject property is situated in the City of San Mateo, San Mateo County, within the San Francisco Bay Area. The San Francisco Bay Area, referred to locally as the Bay Area, is a geographically diverse metropolitan area that surrounds San Francisco Bay in northern California. Home to almost eight million people, it is composed of cities, towns, villages, military bases, airports, and associated regional, state, and national parks sprawled over nine counties and connected by a massive network of roads, highways, railroads, and commuter rail.

The Bay Area is atypical in that its population is distributed across several regional urban and suburban centers. San Francisco was until recently the largest city in the region (it was surpassed by San Jose in the 1990 census) and remains the traditional and cultural center. The metropolitan area comprising the city of San Francisco together with Oakland and San Jose is the fifth-largest metropolitan area in the United States, after New York, Los Angeles, Chicago and Washington, D.C.- Baltimore.

The San Francisco Bay Area consists of the nine counties including San Francisco, San Mateo, Santa Clara, Alameda, Contra Costa, Solano, Napa, Sonoma, and Marin, situated on the perimeter of San Francisco Bay and San Pablo Bay. San Francisco, the geographical and cultural center of the region, is surrounded by Marin, Napa, Sonoma and Solano Counties to the north Alameda and Contra Costa Counties to the east; and San Mateo and Santa Clara Counties to the south. The large land area and highly diversified physical features of the Bay Area support a wide range of land uses. Land uses range from large agricultural areas to major urban centers, and environments range from mountain to marine.

The San Francisco Bay Area is divided in to the following sub-regions.

San Francisco — The City and County of San Francisco is generally placed in a category by itself geographically, mentally, and culturally. It is separated by water from the north, west and east, and by a county line from its neighbor cities to the south. San Francisco serves as the cultural and financial center of the region, and once was the population and economic center. It remains the Bay Area’s center of attraction, and it is the heart of its nightlife.

East Bay — The eastern side of the bay, dominated by the city of Oakland but also including Alameda, Berkeley, Fremont, Livermore, Hayward and several small cities, is known locally as the East Bay. The East Bay is split into two regions, the inner East Bay, which sits on the Bay coastline, and the outer East Bay, consisting of inland valleys separated

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from the inner East Bay by hills and mountains.

The inner East Bay consists of Oakland, Hayward, Fremont, Berkeley, and smaller suburbs surrounding or surrounded by these four major cities, such as Emeryville, San Leandro, and Richmond. The inner East Bay is more urban, more densely populated, has a much older building stock (built before World War II) and a more ethnically diverse population. Oakland hosts the region’s largest seaport and professional sports franchises in basketball, football, and baseball. As with many inner urban areas the Inner East Bay also features a high accumulation of crime as well as socio-economic problems. According to the FBI Uniformed Crime Reports, more than 50% of all homicides in the Bay Area in 2002 occurred within the city limits of Oakland and Richmond.

The outer East Bay consists of the cities of Walnut Creek, Concord, and Pleasant Hill, to the north (also referred as Central Contra Costa County) and the cities of Dublin, Pleasanton, Livermore, Danville, San Ramon to the south (sometimes referred to as the Livermore-Amador Valley or the Tri-Valley), as well as other smaller towns, such as Alamo and Orinda. They are connected to the inner East Bay by BART and by highways and the Caldecott Tunnel. The outer East Bay is mostly suburban to rural and was mostly built after World War II.

South Bay — The communities along the southern edge of the Bay are known as the South Bay, Santa Clara Valley, and Silicon Valley, although some Peninsula and East Bay towns are sometimes included in the latter. It includes the city of San Jose, and its smaller neighbors including Gilroy and the high-tech hubs of Santa Clara, Cupertino, Palo Alto and Sunnyvale, as well as many other suburbs.

Peninsula — The area between the South Bay and the City and County of San Francisco is known as the San Francisco Peninsula, locally just as The Peninsula. This area consists of a series of small cities and suburban communities along the Bay such as Palo Alto and Stanford University, Mountain View, Daly City, San Mateo, and Foster City, as well as various towns along the Pacific coast, such as Pacifica and Half Moon Bay.

North Bay — The region north of the Golden Gate Bridge is known locally as the North Bay. This area consists of Marin County and extends northward into Sonoma and Napa Counties and eastward to Solano County. With some exceptions, this region is quite affluent, and is generally the least urbanized part of the Bay Area, with many areas of undeveloped park and farmland. It is the only section of the Bay Area that is not served by a commuter rail transit service, though Sonoma-Marin service has entered the planning phase. The lack of transportation services is mainly because the lack of population mass in the North Bay, and the fact that it is separated completely from the rest of the Bay Area by water, the only access points being the Golden Gate Bridge leading to

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San Francisco, the Richmond-San Rafael and Carquinez Bridges leading to Richmond, and the Benicia Bridge leading to Concord.

Geography	The large land area and highly diversified physical features of the Bay Area compose one of the most varied environments in the United States, and support a wide range of land uses and living environments. The dominant influence of the area’s climate is the San Francisco Bay, which moderates the temperatures in the coastal areas, while inland climates that are further removed from the Bay’s influence experience a wide range of temperatures. Rainfall averages 25 inches per year and generally falls from November through March. January is the coldest month and the average daily high temperature is 55 degrees Fahrenheit; the average daily low temperature is 45 degrees Fahrenheit. September, one of the warmest months, averages a daily high of 68 degrees Fahrenheit.

The most powerful geographical influence is exerted by the fault zones that lace the region. In 1989, the Loma Prieta earthquake caused heavy damage along the Bay Area Peninsula as well as the East Bay. This earthquake was the most serious one to occur since 1906. Most infrastructure damaged by the earthquake has been repaired. Other physical damage, including collapsed and unsafe buildings, has generally also been repaired. Despite the physical damage caused by the earthquake, the economy of the region suffered no significant long-term damage.

Transportation	The Bay Area is served by many public transportation systems, including three international airports (SFO, OAK, SJC), six overlapping bus transit agencies, four rapid transit and regional rail systems including BART, and multiple public ferry services.

The freeway and highway system is very extensive; however, many freeways are heavily congested during rush hour, especially the trans-bay bridges.

The Bay Area’s transportation infrastructure includes 1,500 miles of highway, eight toll bridges, 17,000 miles of local streets, six public ports, five passenger ferries, and five commercial airports. Transportation in the Bay Area is diversified because of the trend toward decentralized work places. More and more people are commuting longer distances to work, putting a heavy burden on the region’s transportation network.

Air transportation is available through a number of airports in the Bay Area. San Francisco International Airport, located in San Mateo County, is one of the most active commercial airports in the world and it is served by over 62 airlines. Furthermore, a two billion-dollar airport expansion was completed which expanded international travel capabilities. Additionally, Oakland International Airport in Alameda County, and Mineta San Jose International Airport in Santa Clara County offer facilities for international travel, air taxi, charter and cargo.

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The Bay Area Rapid Transit system (BART), a high-speed rail system with over 75 miles of track, is a major commuter transportation system which links stations in Alameda, Contra Costa, San Mateo and San Francisco counties. BART has been extended to the San Francisco International Airport, which coincided with the aforementioned airport expansion. CalTrans operates commuter trains that travel from San Jose to San Francisco. There are freight rail lines in many Bay Area communities.

Governmental Forces	Historically, ongoing efforts to improve the roads and public transit systems in the Bay Area have lagged behind growth in the population. Traffic congestion, considered a major problem in the Bay Area, makes close in, conveniently accessed locations particularly desirable.

The Bay Area is comprised of nine separate counties. Each county has its own government, with incorporated cities within each county also having their own government. Between the city and county levels, interaction is limited. On a regional level, this concept is magnified, with limited inter-county planning. Local city and county governments within the region implement land use policies through the use of zoning laws and general plans. Support services, such as transportation, schools, health care, police, and fire protection are provided by local governments.

Education	California’s land use and growth controls are among the most stringent in the United States. These local land use controls include zoning, growth management systems, subdivision regulations, development fees and environmental restrictions. These policies raise the cost and reduce the volume of land development, especially in coastal metropolitan areas.

Within the Bay Area there are over 80 public and private colleges and universities; among them are over 30 community colleges, four California State University campuses, and two University of California campuses.

Population	Population trends affect employment, retail spending, housing, bank deposits, and many other essential demand parameters analyzed in determining real estate productivity. Population growth, stability, or decline is a strong indicator of real estate viability within an area. The mild climate of the Bay Area has played an important role in development, and contributes to a desirable living environment. During the 1960s and 1970s, the regional population grew at an average annualized rate of 1.9%. During the 1980s, the population grew by approximately 1.4% per year.

Population growth during the period from 2000 through 2015 is projected at approximately 0.9% annually. The slowing in the rate of population growth reflects the diminishing supply of available land and the high cost of housing in the area.

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The following table depicts the historical population growth trends of the nine counties comprising the greater San Francisco Bay Area illustrating the growth issues discussed.
BAY AREA HISTORICAL POPULATION GROWTH

County	2000	2001	2002	2003	2004	2005	2006

Alameda	1,438,264	1,462,900	1,484,700	1,487,700	1,496,968	1,500,228	1,510,303
Contra Costa	946,258	965,100	980,900	992,700	1,008,944	1,019,101	1,029,377
Marin	246,334	248,100	248,500	249,800	251,330	251,820	253,341
Napa	124,094	126,600	128,100	130,100	131,837	132,990	134,444
San Francisco	775,004	785,700	789,100	789,700	793,403	792,952	798,680
San Mateo	706,274	712,400	714,400	709,200	718,993	719,655	724,104
Santa Clara	1,679,243	1,697,800	1,716,800	1,719,500	1,740,699	1,752,653	1,773,258
Solano	391,666	398,600	405,600	412,200	417,447	420,307	422,848
Sonoma	457,316	464,300	468,600	469,500	474,993	477,697	479,929

Total Population	6,766,453	6,863,501	6,938,702	6,962,403	7,036,618	7,069,408	7,128,290

Source: California Department of Finance, dates as of Jan. 1

San Francisco is the focal point of the San Francisco Bay Area. With an estimated population of over seven million, the San Jose-San Francisco-Oakland Combined Statistical Area is the sixth-largest consolidated metropolitan area in the United States. The highest rates of growth are projected in Solano and Santa Clara counties. Santa Clara County is the Bay Area Center for the technology industry. While population growth is expected to be substantial, it will still occur at a rate that is far slower than the growth in Southern California or many other portions of the state. The Bay Area has some of the highest housing costs in the nation. When the comparison is made between household income and housing costs, the Bay Area remains one of the least affordable areas in the nation.

Growth Controls	Further exacerbating the limited supply of new construction are political constraints based on the Bay Area’s public opinion favoring anti-growth. Municipalities in the Bay Area have enacted strict growth controls in response to loosely controlled development from the 1950s through the 1970s. Although the City of San Francisco is singled out for its actions, the region’s history of restrictions dates from early rent control laws passed by the City of Berkeley.

The City of San Francisco leads the anti-growth campaign as witnessed by the 1984 voter approved Downtown Plan, and subsequent Proposition “M”. Along with growth controls and design approval, the Downtown Plan established priorities for land use regarding preservation of retailing, neighborhood character, cultural and ethnic diversity, affordable housing, mass transit, parking, enhancement of a diverse economic base, preparedness for earthquakes, landmarks, historic buildings, parks and open space.

Since 1997, other communities, including Walnut Creek, Concord and Pleasant Hill in Contra Costa County, have adopted growth controls to protect open space and curb development. Almost all municipalities

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impose impact fees on new construction, such as office-housing linkage fees, traffic and public benefit fees, such as for childcare. Communities have financed infrastructure through assessment districts. While these assessments strengthen communities’ fiscal condition, they also add to occupancy costs and the cost of holding land.

Such legislated impediments to growth benefit existing owners, but the long run effects of strict controls are debatable. Severe long-term real estate supply and demand imbalances can force occupancy costs to levels that negatively impact business growth and diminish the availability of affordable labor; again suggesting accelerated growth in outlying Bay Area communities.

Economic	Historically, San Francisco has been the financial and business center of the western United States. Beginning in late-1994 and early-1995, the strengthening high technology and computer-related industries located in the southern Bay Area began to lead the state out of its deep recession. In the second half of the 1990s, the local economy was driven by the growth in technology, particularly Internet, software, and other computer-related technology ventures. The technological advances during the mid- to late- 1990s, coupled with a strong stock market and nearly limitless availability of capital provided an environment for surging employment growth, real estate values, and overall prosperity in the region. The explosion of the so-called dot.com industry, funded primarily from venture capital, fueled an economic boom in Bay Area in the late 1990’s and early 2000 of unprecedented proportion. As a result, every aspect of the real estate market experienced huge gains.

Commercial and industrial vacancy rates became almost non-existent while lease rates doubled in some instances during this period. While sale prices never matched the increase in rents, there was significant appreciation of commercial and industrial property sales prices. Apartment availability also became extremely tight with rents climbing 30% to 40%. Home prices surged as well, appreciation was in the neighborhood of 25% to 35% in this short time period. During this time a new market phenomenon also sprung out of the disparity between demand and supply of homes. Realtors began the practice of listing prices slightly below their market values to entice bidding wars. It thus became the accepted market practice to bid over the listing price, often substantially above the listing price.

In March 2001 the tech-heavy NASDAQ declined due to concerns of over-inflated stock prices as negative reports about company profitability and news about declining demand for computer related goods and services surfaced. The Dow Jones quickly followed and entire stock market, including non-tech blue-chip stocks, also tumbled. This trend continued further into 2001. As a result of the stock market tumble, both the national and local economies contracted. The stock market tumble was compounded by the September 11, 2001 terrorist attacks on the

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World Trade Center and the Pentagon. The risk of air piracy, attacks on large landmarks, bio-terrorism and other threats to public safety has raised the level of uncertainty in the markets. It has also severely impacted the travel and tourism business, which rely heavily on air travel.

Technology based companies were particularly impacted by the stock market decline. The Bay Area, which is generally regarded as being top-heavy in the technology sector, suffered considerably. Many of the newer and more financially sensitive companies went out of business, while the larger and more established companies, such as Cisco Systems, Hewlett- Packard and Oracle, had significant layoffs in attempt to weather the storm. Unemployment rates have been on a declining trend since 2002.

Recent information regarding national and local economic recoveries indicates that a recovery started to take place in 2004, and is continuing in 2006.

Income and Spending	The San Francisco Bay Area represents over one quarter of the California market and over 3% of the national market in terms of income and spending, according to the CCSCE. The Bay Area is the wealthiest region in the nation of comparable size. In 2000, per capita income in the region was 50% above the national average and average household income was 65% above the national average and both will continue to grow faster than the national average. The region is projected to remain the nation’s wealthiest area of more than one million people throughout the next decade.

Metropolitan Division	The Office of Management and Budget (OMB) has produced a formal definition of metropolitan areas. These are referred to as “Metropolitan Statistical Areas” (MSAs) and “Combined Statistical Areas.” As of June 2003, there is now an additional classification, that of a “Metropolitan Division.” The term metropolitan division is used to refer to a county or group of closely-tied contiguous counties that serve as a distinct employment region within a metropolitan statistical area that has a population core of at least 2.5 million. While a metropolitan division is a subdivision of a larger metropolitan statistical area, it often functions as a distinct social, economic, and cultural area within the larger region.

San Francisco-Oakland-Fremont Metropolitan Area (MA) is comprised of the San Francisco-Oakland-Fremont and San Francisco-San Mateo-Redwood City Metropolitan Divisions (MD). As of July 1, 2005 the San Francisco-Oakland-Fremont MA had a population of 4,152,688. The Oakland-Fremont-Hayward MD and San Francisco-San Mateo-Redwood City MD had populations of 2,466,692 and 1,685,996, respectively. The subject in located in the San Francisco-San Mateo-Redwood City MD.

Employment	Employment affects the real estate market since an overall increase in total employment translates into more space utilized for office

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employees, more retail space to sell goods and services, and more money flowing through the area economy. For example, if sectors such as Finance/Insurance/Real Estate, Services and Miscellaneous, and Government, which typically consist of white-collar jobs, experience an increase in employment, this would in turn help support the office and retail real estate markets.

The following table illustrates the historical employment status of the San Francisco-San Mateo-Redwood City Metro Metropolitan Division between 2000 to 2005.
HISTORICAL EMPLOYMENT

	Labor			Unemployment
Year	Force	Employment	Unemployment	Rate
2000	1,012,300	980,800	31,500	3.1%
2001	1,002,200	958,200	44,000	4.4%
2002	965,000	904,900	60,100	6.2%
2003	934,500	876,300	58,200	6.2%
2004	916,800	867,700	49,100	5.4%
2005	914,200	871,900	42,300	4.6%
Bureau of Labor Statistics

The follow table depicts the monthly employment status of the employment status of the San Francisco-San Mateo-Redwood City Metro Metropolitan Division for 2006. As illustrated, the area’s unemployment rate continues to improve

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HISTORICAL EMPLOYMENT — 2006

	Labor			Unemployment
Period	Force	Employment	Unemployment	Rate
Jan	1,264,108	1,206,272	57,836	4.6
Feb	1,258,874	1,200,609	58,265	4.6
Mar	1,259,172	1,203,595	55,577	4.4
Apr	1,255,252	1,201,481	53,771	4.3
May	1,255,651	1,204,135	51,516	4.1
Jun	1,265,617	1,206,419	59,198	4.7
Jul	1,277,137	1,216,846	60,291	4.7
Aug	1,265,926	1,209,364	56,562	4.5
Sep	1,268,807	1,215,902	52,905	4.2
Oct	1,277,193	1,227,449	49,744	3.9
Bureau of Labor Statistics

The unemployment rate in the San Francisco-San Mateo-Redwood City MD was 3.5 percent in October 2006, down from 3.8 percent in September 2006, and below the year-ago estimate of 4.4 percent. This compares with an unadjusted unemployment rate of 4.2 percent for California and 4.1 percent for the nation during the same period. The unemployment rate was 3.1 percent in Marin County, 3.8 percent in San Francisco County, and 3.3 percent in San Mateo Count

The following table depicts current employment of the San Francisco-San Mateo-Redwood City MD by sector.
EMPLOYMENT BY SECTOR

	October	%
Industry	2006	of Total

Natural Resources and Mining	200	0.02%
Construction	45,100	4.69%
Manufacturing	44,900	4.67%
Trade, Transportation and Utilities	164,800	17.12%
Information	39,200	4.07%
Financial Activities	89,200	9.27%
Professional and Business Services	188,300	19.57%
Educational and Health Services	101,800	10.58%
Leisure and Hospitality	121,700	12.65%
Other Services	37,900	3.94%
Government	129,500	13.46%

TOTAL NONFARM	962,400	100.00%

As indicated, the largest employment sector is of the work force is Professional and Business Services and Educational and Health Services followed by Trade, Transportation and Utilities with approximately 17% for the total Non-farm labor force.

Job Growth	The South Bay region is growing at a measured pace. Employment is expanding at around 5,000 jobs per month. Job growth in construction has slowed considerably from the year ago period, reflecting a decrease in residential construction due to a slowdown in residential for-sale housing. In contrast, two other sectors have started to grow. Leisure and The transition from a housing related job growth economy to a broader based economy is one factor that is driving rent growth.

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The following table is a presentation of historical industry employment within the San Francisco-San Mateo-Redwood City MD.
HISTORICAL EMPLOYMENT BY INDUSTRY
San Francisco-San Mateo-Redwood City MD

				% Change				% Change
	September	October		(9/06 to	October	October		10/05 to
Industry	2006	2006	Change	10/06)	2005	2006	Change	10/06

Total Jobs	965,500	970,300	4,800	-0.50%	952,900	970,300	17,400	1.31%
Farm Jobs	2,900	2,800	-100	3.45%	2,700	2,800	100	6.90%
Nonfarm Jobs	962,600	967,500	4,900	-0.51%	950,200	967,500	17,300	1.29%
Natural Resources and Mining	200	200	0	0.00%	200	200	0	0.00%
Construction	45,100	44,800	-300	0.67%	42,800	44,800	2,000	5.10%
Manufacturing	44,900	45,200	300	-0.67%	43,500	45,200	1,700	3.12%
Trade, Transportation and Utilities	164,800	166,000	1,200	-0.73%	164,000	166,000	2,000	0.49%
Information	39,200	39,200	0	0.00%	40,700	39,200	-1,500	-3.83%
Financial Activities	89,200	89,200	0	0.00%	88,100	89,200	1,100	1.23%
Professional and Business Services	188,300	188,800	500	-0.27%	183,600	188,800	5,200	2.50%
Educational and Health Services	101,800	103,100	1,300	-1.28%	101,500	103,100	1,600	0.29%
Leisure and Hospitality	121,700	121,000	-700	0.58%	117,800	121,000	3,200	3.20%
Other Services	37,900	38,100	200	-0.53%	37,400	38,100	700	1.32%
Government	129,500	131,900	2,400	-1.85%	130,600	131,900	1,300	-0.85%

Between September 2006 and October 2006, the total number of jobs in the counties of Marin, San Francisco and San Mateo expanded by 4,800 to reach 970,300 jobs. That gain was several times larger than the average September-to-October increase of 1,100 jobs for 1990 through 2005.

For the fourth consecutive month, the area registered a better job situation over the month than the average for the prior 16 years. Most major industries posted larger job gains between September and October than typical. Government added 2,400 jobs over the month as local and state public schools continued to expand seasonally. Education and health services increased employment by 1,300 jobs, largely as a result of seasonal additions at private schools. Trade, transportation and utilities expanded by 1,200 jobs over the month; its better than typical gain resulted from job additions in retail trade, in large part due to the opening of the expanded Westfield San Francisco Centre. Leisure and hospitality saw a smaller-than-usual seasonal job decline (down 700 jobs).

Between October 2005 and October 2006, industry employment in the South Bay counties rose by 17,400 jobs, or 1.8 percent. The metropolitan area has posted a net job gain on a year over basis for 19 consecutive months. Professional and business services led the job growth with an increase of 5,200 jobs from last year, mostly in professional, scientific and technical services (up 3,600 jobs). Leisure and hospitality expanded by 3,200 jobs, mostly in food services. Trade, transportation and utilities, as well as construction, each posted gains of 2,000 jobs. Information experienced the only employment loss, with its 1,500-job reduction

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concentrated in telecommunications. Hospitality is growing at approximately 3% year-over-year.

Conclusion	The nine-county San Francisco Bay Area is one of the nation’s most vital economic regions. While San Francisco remains the center of the region, the surrounding counties have developed economic centers of their own. Future projections by ABAG indicate increased growth in population and employment, albeit at a slower rate. Employment growth is expected to occur primarily in the service sector. Locational advantages, outstanding higher educational facilities, and a skilled labor force benefit the Bay Area. However, structural problems including affordable housing, transportation capacity, and water and sewer capacity, along with local slow growth initiatives, could impair the region’s competitive position. However, the economic base is well diversified, and should provide for moderate future growth in the Bay Area.

The Bay Area’s economy has shifted towards service orientation. Agriculture, construction, and manufacturing have become less dominant while trade, finance, government, and business, professional and other services have grown in prominence. The one notable exception to this trend has been the high technology sector, particularly computer-related, and manufacturing.

The long term future of California real estate appears good due to anticipated job growth which is expected to generate demand for additional office, industrial, and retail space. The expected increase in population indicates a strengthening housing market and growing retail demand.
NEIGHBORHOOD OVERVIEW

Location:	The subject property is situated in the southern sector of the City of San Mateo. The subject property is located at 203 Laurie Meadows Drive, approximately two mile south of the San Mateo urban center. San Mateo is situated in the region of the San Francisco Bay Area known as “The Peninsula”. The Peninsula, used on its own, refers locally to only the parts south of, and excluding, the city of San Francisco. It is roughly equivalent to San Mateo County.

San Mateo is one of the larger suburbs on the San Francisco Peninsula, located between Burlingame to the north, Foster City to the East, and Belmont to the south.

The subject property is accessible to neighborhood services and employment centers. The location of the subject property is rated as good.

Access:	The east side of the peninsula is a densely populated area that includes Silicon Valley. It forms a commuter area between San Francisco to the

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north and San Jose to the south. A number of major thoroughfares run North-South: El Camino Real (CA-82) and Highway 101 on the east side along the bay, Interstate 280 down the center, Skyline Boulevard (CA-35) along the crest of the Santa Cruz Mountains, and Highway 1 on the west along the Pacific.

Three bridges, the Dumbarton Bridge, the San Mateo-Hayward Bridge, and the San Francisco-Oakland Bay Bridge cross San Francisco Bay from the peninsula.

Primary access to the subject property and neighborhood is achieved from El Camino Real (CA-82) and Highway 101 via Hillside Boulevard or Ralston Avenue. Employment centers are easily accessible from the subject neighborhood due to the presence of regional transportation routes in the area. Traffic flow is well managed along the heavier traveled neighborhood streets with traffic signals at major intersections. Public facilities including schools and medical facilities are in close proximity.

Land Use:	The subject neighborhood is a mature and established commercial and residential district. The area realized much of its growth from the 1960s through the 1980s. Most of the apartments in the area were built in the 1970s. Approximately 95% of the land area is developed with limited land available to accommodate additional development. Multifamily development is prevalent along El Camino Real and east of Highway 101.

El Camino Real is primarily developed with commercial uses including a moderated concentration of free-standing retail and general business buildings, all of which benefit from visibility and proximity to the regional transportation routes. Residential uses are located throughout the area along neighborhood roads that feed into the major collector streets. The predominate land use in the neighborhood is residential, consisting of both single and multifamily developments.

Adjacent Land Uses:	South: Single-family residential
North: Single-family residential
East: Single-family residential
West: Multifamily residential

New Construction:	Due to the limited availability of vacant land suitable for development, there has not been a significant amount of new construction in the immediate vicinity of the subject property.

New development in the area includes the re-development of the Bay Meadows racetrack in Central San Mateo. In November 2005 the San Mateo City Council approved plans a housing and commercial development that led to the demolition of Bay Meadows racetrack. Bay

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Meadows Land Co. begun to built town homes, offices, and retail stores on an adjoining tract of land.

Other than the Bay Meadows racetrack project, no new residential (apartment and single-family homes) construction was noted in the area. Much of the new apartment development has and is occurring in outlying Bay Area locations were there exists sufficient vacant land to accommodate larger scale developments.

Change in Current Use	The neighborhood can be classified as being in the growth stage, approaching the stability stage, of its life cycle. As a result of its good location in the San Francisco Peninsula, growth in the area is anticipated to continue, in the form of new development on vacant and underutilized sites.

Conclusion	The property is located in the south sector of San Mateo, on the San Francisco Peninsula. The area is afforded with good accessible to other areas of San Francisco Bay Area and employment centers. As a result of its good location, the area has proven to be a desirable residential and commercial location. The area’s accessibility to employment centers has enhanced the desirability of the neighborhood as a residential location. Future prospects for the area are considered to be positive.
SITE ANALYSIS

Location	The site is located in the southern sector of the City of San Mateo, less than one-half mile east of Pacific Boulevard along the north side of Laurie Meadow Drive.

Size	The site is irregular in shape and consists of a total land area of 15.00 acres.

Excess Land	None

Topography	Generally level and on grade with the bounding street

Site Improvements	The 15.00-acre site is improved with a 418-unit garden-style apartment community known as the Scotchollow Apartments. See Description of the Improvements section of this report for details concerning site improvements.

Street Improvements	Laurie Meadow Drive provides access to the subject via three curb-cuts along the north side of this secondary thoroughfare. Laurie Meadow Drive is a two-lane, bi-directional collector street generally oriented in a east/west direction. Pacific Boulevard runs along the east side of the Southern Pacific Railroad. El Camino Real (CA-82) runs along the west side of the Southern Pacific Railroad. Access from El Camino Real (CA-

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82) to Laurie Meadow Drive is provided via railroad crossings at Hillside Boulevard, 42nd Avenue and Ralston Avenue.

Desirability of Location	Good

Access to Major Arteries	Good

Access to Local Arteries	Good

Curb Appeal	Good

Ingress/Egress	Average — Adequate road frontage along Laurie Meadow Drive.

Visibility from Road	Average

Public Transportation	Average

Neighborhood Appearance	Average

Flood Zone Map	According to the Federal Emergency Management Agency, the property is within Zone X, outside any special Flood Hazard Areas (Map No. 060328-0006B, Dated 10/19/2001).

Easements	The appraisers were not provided with a site survey or title documents that provide information on the existence of easements and encroachments. Other than typical access and utility easements, visual observation of the site did not reveal the existence of adverse easements or encroachments, however in the absence of a site survey and title documents, the appraiser makes no representation as to the presence of adverse easements or encroachments.

Soil Conditions	Visual observation does not indicate any surface or subsurface soil conditions that are unusual for the area. Based on our inspection, it appears that the soil is of adequate load bearing capacity to support the subject improvements. No major foundation cracks were visible upon inspection of the subject improvements that would indicate the subsoil conditions are not stable. No nuisances or hazards were noted.

Land Use Restrictions	The appraisers are unaware of any deed restrictions which may adversely affect the utility of the subject site; however, this is not a guarantee that such restrictions may exist. Therefore, it is recommended that a current title policy be obtained for the subject property which would disclose any land use restrictions which may exist.

Utilities	All municipal utilities (water and sewer) and private services (electric, gas, telephone) are available to the site.

Police and Fire Protection	Provided to the site by the City of San Mateo

Conclusion	The subject represents a desirable site for multifamily development.

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REAL ESTATE TAXES

Assessor’s Parcel No:	040-350-490
040-350-500
040-350-510
040-350-520
040-350-530
040-350-540
040-350-550

San Mateo County Assessor’s Office

Ad ValoremTax rate	Composite Rate 1.42 per $100 of assessed value (2006-2007)

Equalization Rate	100%

Payment Due Date	Taxes are payable in two equal installments, which become delinquent after December 10 and April 10, respectively.

2006-2007 Assessed Value	$30,768,784

Tax Analysis:	In California, privately held real property is typically assessed at 100 percent of full cash value (which is interpreted to mean market value of the fee simple estate) as determined by the County Assessor. Generally, a reassessment occurs only when a property is sold (or transferred) or when new construction occurs (as differentiated from replacing existing construction). Assessments for properties that were acquired before the tax year 1975-1976 were stabilized as of the tax year 1975-1976. Property taxes are limited by state law to 1% of the assessed value plus voter-approved obligations and special assessments. If no sale (or transfer) occurs or no new building takes place, assessments may no increase by more than 2% annually.

Based on the current tax rate and market value concluded for the subject property in this report, the subject’s estimated tax liability is calculated in the table below.

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REAL ESTATE TAX CALCULATION

Assessor’s Market Value	2006/2007	Concluded Value
040-350-490	$3,448,476
040-350-500	$6,525,370
040-350-510	$5,886,207
040-350-520	$6,867,249
040-350-530	$6,525,370
040-350-540	$1,352,623
040-350-550	$163,489
Subtotal	$30,768,784	$67,800,000
Assessed Value @	100%	100%
	$30,768,784	$67,800,000
Composite Rate (per $100 A.V.)	1.42	1.42
Total Taxes	$436,917	$962,760

Estimated Tax Liability	$962,760, or $963,000 rounded

Conclusion	The Composite Rate includes the published tax rate and the effective tax rate due to special assessments for county and municipal water standby charges. These charges are generally based on lot area rather than assessed value.

The taxes estimated in our analysis are for the subject property assuming a sale at the current market value. If the subject were to sell, a reassessment at that value would most likely occur, with tax increases limited to two percent annually thereafter until the property is sold again. The consequences of this reassessment have been considered in the appropriate valuation sections.

In accordance with California’s Proposition 13, our estimate of property taxes reflects the assumption of a fee transfer of the subject property. The stabilized property taxes indicated on the summary chart are based on the concluded value by the direct capitalization analysis.
ZONING

Zoning:	The site is zoned R3 District — Multiple Family Dwellings (Medium Density) by the City of San Mateo. This is a medium density multifamily district located in certain areas close to the center of the city and various outlying areas

Permitted Use	This zoning designation is intended to provide locations for medium density multifamily development. The area regulations are designed to protect the residential character of the area and to prevent overcrowding by providing minimum standards for building spacing, yards, off-street parking and coverage. Commercial, industrial, office and retail uses are not allowed.

Guidelines	The City’s Zoning Code controls the location, size, and height of structures such as buildings, garages, and fences. The Zoning Code is

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intended to protect city residents, their homes and businesses from conflicting activities nearby.

Comments:	The Official Website for the City of San Mateo Municipal Codes Online is http://www.cityofsanmateo.org/dept/codes/ch27-22.html.

It appears that the existing improvements represent a use that conforms to local zoning requirements.
DESCRIPTION OF IMPROVEMENTS
The subject improvements consist of a 418-unit garden-style apartment complex known as the Scotchollow Apartments. The following offers a description of the improvements.

KTR Site Inspector:	Jackson L. Aills
Date of Inspection:	November 15, 2006
Property Contact:	On-site Manager
Year Built:	1971
Number Units:	418
Configuration/Stories:	Garden-style complex, 2- and 3-story residential structures. There are 27 residential structures and one clubhouse/leasing office. Six of residential structures are 3-story buildings with below ground parking, elevators and interior entrances.
Net Rentable Area:	324,335 square feet

EXTERIOR
Foundations:	Reinforced concrete slabs, on grade
Frame:	Wood frame
Exterior Walls:	Stucco and wood trim veneer
Roof:	Pitched with asphalt single covers
Doors and Windows:	Exterior entrance doors are hollow core metal. Interior doors are hollow core wood. The windows are single-pane glass set in aluminum frames.
HVAC:	Ground mounted electric AC condensing units, electric heat
Plumbing:	Kitchens contain sink and dishwasher. Bathrooms contain porcelain toilet and sink and bathtub/shower combinations. Hot water is provided by central gas-fired boilers.
Electrical:	Property is sub-metered for electric and water. Electric and water is paid by the tenant.
Parking and Walkways:	The parking areas and internal roadways are concrete paved. The streets and parking areas have concrete curbs. Walkways are concrete paved. There is adequate on-site parking provided, including enclosed garages and underground parking in six of the residential buildings.

INTERIOR
Walls and Ceilings:	Walls are painted sheetrock and the gypsum ceilings are covered with a sprayed-on textured surface.
Floors:	Interior floors are carpet over padding in living areas and bedrooms with sheet vinyl in the kitchens and bathroom.

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Kitchen Equipment:	Built-in wood cabinets with laminate counter tops and stainless steel sink. Appliances include a combination range/oven, microwave oven with exhaust fan, disposal, dishwasher and refrigerator/freezer.

PROJECT AMENITIES
Security:	No
Swimming Pool:	Yes (2); 1 heated all year round
Fitness Center:	Yes, 1 spa/whirlpool
Clubroom:	Yes
Tennis Court:	Yes (2)
On-site Management Office:	Yes
Laundry Room:	Yes (4)
Microwave:	No
Compactor:	No
Fireplace:	In selected units
Ceiling Fans:	Yes
Cable TV:	Yes – free basic cable
Balconies/Patios:	Yes
Perimeter Fencing:	Yes/Partial
Access Controlled Entry:	No
Other:	Landscaping includes a vine-covered trellis, water features, mature trees and manicured shrubs
The following chart illustrates the property’s unit breakdown and size.
SCOTCHOLLOW APARTMENTS – UNIT MIX

Unit Type	Mix	Size (SF)	Total Area

1BR/1BA	37	504	18,648
1BR/1BA	33	524	17,292
1BR/1BA	74	714	52,836
1BR/1BA	146	754	110,084
2BR/1BA	45	895	40,275
2BR/2BA	62	1,000	62,000
2BR/1.5BA	20	1,100	22,000
3BR/2BA	1	1,200	1,200

Totals/Average	418	776	324,335

CONDITION/MAINTENANCE

Overall Condition:	Average
Landscaping:	Average
Parking:	Adequate
Sidewalks/Curbs:	Average
Walls/Fences:	Average
Refuse Area:	Average
Basement:	N/A
Health Club:	Average
Club Room:	Average
Exterior Walls:	Average
Roofs:	Average

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Stairs:	Average
Lobby/Hallways:	N/A
Entry Doors:	Average
Patios/Balconies:	Average
Elevators:	N/A

Apartment Interiors:
Overall:	Average
Kitchen Equipment:	Average
Mechanical Equipment:	Average
Bathroom:	Average
Walls/Ceilings:	Average
Layout:	Average
Light and View Quality:	Average

Cosmetic Repairs:	Our physical inspection revealed that the subject property is in average condition.
Deferred Maintenance:	No material elements of deferred maintenance were noted during the appraiser’s inspection of the property.
Comparability:	Similar to competing properties of the same vintage.
Observed Effective Age:	30 years (the actual age of the improvements is 35 years)
Economic Life:	45 years (per Marshall Valuation Service Manuel)
Remaining Economic Life:	15 years

General Comments:	The owners completed approximately $1,071,000 in capital expenditures at Scotchollow during 2005, consisting primarily of structural and swimming pool improvements, parking lot upgrades, major landscaping improvements, floor covering replacement, electrical breaker replacements, gutter and balcony replacements, replacement of exterior light fixtures, plumbing fixture and water and sewer upgrades. These improvements were funded from operating cash flow, replacement reserves, insurance proceeds and advances from an affiliate of the Managing General Partner. The current owner regularly evaluates the capital improvement needs of the property during the year and only necessary capital improvements are being made during 2006 in order to maintain occupancy at the property.

Based on our inspection, the subject property is considered to be of average quality construction and to be in average condition overall. It competes effectively with other properties of the same vintage.

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APARTMENT MARKET OVERVIEW
The following apartment market analysis is designed to provide the reader an understanding of the Bay Area apartment market and the local submarket within which the subject property competes. The most recent source of data available to the appraisers was the Apartment Market Report for Northern California (3rd Quarter 2006) published by Hendricks and Partners.

Overview	Economic opportunity and the generally high quality of life continue to support consistent population growth throughout California. According to the Association of Bay Area Governments, Bay Area population dynamics are predicted to follow a similar pattern as prior years: adding new jobs, residents, and new households over the next 20 years. Due to a scarcity of developable land and a restrictive permitting process, supply of new housing has failed to keep pace. Supply will likely remain inadequate in the future.

While single-family home prices continue to surge in most of the area, especially throughout of Southern California, home prices in Bay Area experienced a mix of increasing and decreasing values. The county’s excellent climate and strong economy, and proximity to several major employment centers throughout the Bay Area should continue to attract in-migration over the long term, and contribute to a continued strong demand for housing.

South Bay	The subject property is situated in the City of San Mateo in the “South Bay” area of the greater San Francisco Bay area. Job growth is boosting demand for local apartments. The South Bay region is growing at a measured pace. The apartment market continues to show improvement in the South Bay as little new inventory is added and employment expands.

Supply / New Construction	No new apartment units were completed in the third quarter of 2006. Developers were issued multifamily permits (condo & apartment) for 829 multifamily units during the quarter. A total 2,374 multifamily units were permitted in the first three quarters of 2006, which was down 19% from the first three quarters of 2005. A total of 2,938 multifamily units were permitted in 2005. A significant portion of permitting activity was for new condominium development.

Demand / Absorption	Demand in the third quarter measured 423 apartment units, indicating that developers are seeing increased demand on the horizon. That trend will likely continue into 2007. As of the 3rd Quarter 2006, year-to-date absorption totals 869 apartment units. Comparatively, demand for the 2nd quarter measured 303 apartment units. The 3rd quarter was the seventh straight quarter of positive absorption.

Vacancy	The South Bay’s average apartment vacancy rate fell to 3.6% in the third quarter. That was down from 4.5% in the year-ago period. As illustrated in the following table, the Northwest Valley submarket again had the lowest vacancy rate of 2.2%. The subject’s San Mateo County submarket reported

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a vacancy factor of 3.8% for the 3rd Quarter 2006, down from 5.0% reported for 3rd Quarter 2005.
2006 THIRD QUARTER VACANCY & RENT – SOUTH BAY

	Vacancy		Avg. Rent Increase		Average Rent
Submarkets	2006	2005	2006	2005	2006	2005

Northwest Valley	2.20%	2.90%	8.10%	2.50%	$1,435	$1,327
East Valley	2.50%	3.60%	7.60%	-3.80%	$1,277	$1,187
North/Northeast Valley	5.80%	6.10%	7.60%	2.80%	$1,471	$1,367
South Valley	3.70%	4.40%	6.90%	-0.90%	$1,227	$1,148
West Valley	3.30%	3.90%	9.90%	1.40%	$1,674	$1,523
Central San Jose	3.20%	5.00%	7.40%	1.70%	$1,243	$1,157
Monterey County	2.80%	4.20%	0.80%	2.00%	$1,097	$1,088
San Mateo County	3.80%	5.00%	9.50%	2.30%	$1,513	$1,382

Totals	3.60%	4.50%	7.50%	1.80%	$1,383	$1,287

Rent Rates	Market rents peaked in 2001 and rapidly decreased until flattening out in mid-2004 as a result of the slow recovery of the local economy. Average year-over-year rent growth for the South Bay region continued to surge, and measured 7.5% in the third quarter of 2006. Comparatively, the average year-over-year rent growth during the second quarter of 2006 was 6.5% for the South Bay region. Monterey County was the only laggard, with average rent growth measuring only 0.8%. Every other submarket had recorded gains of 6.9% or higher. The subject’s San Mateo County submarket reported rental increases of 9.5% for the year.

The average monthly apartment rent for the subject’s San Mateo County submarket was $1,513 in the third quarter 2006, a $131 increase from the same period 2005 of $1,382.

Forecast	An improving local economy is supporting rental demand in the South Bay area, prompting rent increases that are higher than at any time since the technology bubble popped.

The outlook for the remainder of the year in the San Francisco Peninsula apartment market remains strong, with the market well positioned to continue current trends into next year. As vacancy continues to steadily decline we expect increases in asking rates to continue. In addition, the apartment market will continue to benefit from high housing costs in the region.

Demand for apartments will remain solid in 2007, lifting the median price per unit to pre-2000 levels. The growing economy will spur some household formation but it will be tempered by the high cost of housing relative to income. As a consequence of these countervailing factors, Hendricks and Partners expect rent growth to be solid but not spectacular in 2007. The dominant trends will be a surge in Class A rents fuelled by job growth in the high-tech sector and absorption of Class C units by youn gentry-level workers. As these two effects are combined, the average rent growth will be 3.5% in 2007.

Scotchollow Apartments	December 8, 2006
San Mateo, California	Page 25

Micromarket Overview	The appraisers surveyed five competitive properties in the immediate vicinity of the subject property. These properties are outlined in detail in the forthcoming Economic Rent Analysis section of this report. The occupancy levels reported for these properties range from 93% to 100% as presented in the following chart. The weighted average occupancy of the sampling surveyed equates to 96%. Due to high occupancy, concessions are rare. However, few area apartments of offers concessions typically consist of reduced or free rent over a portion of the lease term.
SUMMARY OF COMPETITIVE PROPERTIES

				Average Unit	Average	Average
Property Name	No. of Units	Occupancy	YOC	Size (SF)	Rent	Rent / SF

Lake Pine	288	93%	1971	787	$1,436	$1.82
Creekside	190	97%	1985	749	$1,494	$1.99
Archstone San Mateo	575	94%	2001	1,012	$2,329	$2.30
Lakeshore Landing	308	98%	1975	712	$1,453	$2.04
Crestview	220	100%	1968	883	$1,219	$1.38

Totals/Weighted Average	1,581	96%	1980	863	$1,741	$2.02

Appeal to Market:	The subject property has a tenant profile similar to other properties of similar vintage in the area. Its presentation, condition, appearance and rental rate structure are all within market parameters. No adverse conditions are evident which would effect its future competitive position.

Conclusion	The South Bay economy is entering a growth cycle after recovering from the dotcom bust. Apartment properties in the San Francisco South Bay Area have enjoyed increasing market rents and declining vacancies. With very little new inventory added, the overall vacancy factor has moved steadily downward from 2004 and early 2005 levels. Rental rate have held steady over the past couple of years, but began to shown significant improvement beginning in 2005 and continue to improve. Overall, economic conditions appear to be stabilizing and poised for gradual recovery. This bodes well for apartment market conditions in the longer term. As economic conditions improve, demand for rental housing should follow suit.
ECONOMIC RENT ANALYSIS
Five competitive properties follow. They are located in the influencing area of the subject property and define the range of property type and rents available. The information regarding the rent comparables was obtained through physical inspections and interviews of rental agents and property managers. The rents commanded by competitive properties in the influencing area are utilized to determine the economic rent potential for the subject property.

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 26
Rent Comparable #1

Name/Address:	Lake Pines 3014 Los Prados San Mateo, CA 94403

Number of Units:	288

Year Built:	1971

Description:	Garden-style apartments with two and three-story residential buildings, stucco and wood siding exterior walls and pitched roof with composition shingle cover and asphalt-paved parking.

Amenities:	Apartment features include walk-in closets, refrigerator, carpeting, balcony, deck, patio, ceiling fan, dishwasher, cable ready, high speed internet (available), microwave, garbage disposal and furnished units (available). Community features include, detached garage, controlled access, clubhouse, covered parking, handicap access, pool, tennis court, playground, laundry room, fitness center, business center, extra storage units and elevator.

Rental Data:

Unit Type	Size (SF)	Quoted Rent/Unit	Quoted Rent/SF

1BR/1BA	563	$1,105	$1.96
1BR/1BA	680	$1,244	$1.83
2BR/1BA	880	$1,425	$1.62
3BR/1BA	1,025	$1,969	$1.92

Totals/Average	787	$1,436	$1.82

Landlord Provides:	Water, sewer and trash removal

Occupancy	93%

Concessions:	None

Comments:	This garden-style apartment complex offers comparable one, two and three-bedroom units. It is located northeast of subject near Los Prados Park. This comparable is similar to the subject property in terms of location and amenities and physical characteristics.

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 27
Rent Comparable #2

Name/Address:	Creekside 1600 E. Third Avenue San Mateo, CA 94401

Number of Units:	190

Year Built:	1985

Description:	Garden-style apartments with two and three-story residential buildings. Brick exterior walls, pitched roofs with composition shingle covers and asphalt-paved parking area.

Amenities:	Apartment features include walk-in closets, refrigerator, cable ready, high speed internet (available), washer and dryer in unit, dishwasher, furnished units (available), ceiling fan, carpeting, balcony, deck, patio. Community features include attached garage, spa/hot tub, extra storage units, laundry room, detached garage, fitness center, covered parking, pool, clubhouse and assigned parking.

Rental Data:

Unit Type	Size (SF)	Quoted Rent/Unit	Quoted Rent/SF

1BR/1BA	600	$1,149	$1.92
1BR/1BA	646	$1,205	$1.87
1BR/1BA	712	$1,420	$1.99
2BR/1BA	808	$1,650	$2.04
2BR/2BA	850	$1,730	$2.04
2BR/2BA	875	$1,809	$2.07

Totals/Average	749	$1,494	$1.99

Landlord Provides:	Water, sewer and trash removal

Occupancy:	97%

Concessions:	None

Comments:	The Creekside Apartments are located east of downtown San Mateo, across US 101. This property is similar to the subject property in terms of location, amenities and appeal.

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 28
Rent Comparable #3

Name/Address:	Archstone San Mateo (formerly Jefferson at Bay Meadows) 1101 Park Place San Mateo, CA 94403

Number of Units:	575

Year Built:	2001

Description:	Three-story residential apartment buildings with stucco exteriors and covered parking.

Amenities:	Apartment features include, fireplace, hardwood floors, ceiling fan, dishwasher, cable ready, high speed internet available, walk-in closets, vaulted ceiling, microwave, garbage disposal, yard, air conditioning, washer and dryer in unit, intrusion alarm available, refrigerator, carpeting, balcony, deck and patio. Community features include pool, controlled access, playground, assigned parking, spa/hot tub, business center, extra storage units, elevator, fitness center, clubhouse and covered parking.

Rental Data:

Unit Type	Size (SF)	Quoted Rent/Unit	Quoted Rent/SF

1BR/1BA	651	$1,730	$2.66
1BR/1BA	1,003	$1,795	$1.79
1BR/1BA	1,066	$1,885	$1.77
2BR/1BA	1,367	$2,215	$1.62
2BR/2BA	1,384	$2,215	$1.60
2BR/2BA	713	$2,275	$3.19
2BR/2BA	809	$2,490	$3.08
3BR/2BA	939	$3,185	$3.39
3BR3BA	1,177	$3,170	$2.69

Totals/Average	1,012	$2,329	$2.30

Landlord Provides:	Water, sewer and trash removal

Occupancy:	94%

Concessions:	None

Comments:	This property is situated within a master-planned community near downtown San Mateo that includes retail and several restaurants. This comparable is superior to the subject property in terms of amenities, age and condition and overall appeal. Reportedly, 361 units will be converting to condominiums.

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 29
Rent Comparable #4

Address:	Lakeshore Landing 2717 S. Norfolk St. San Mateo, Ca 94403

Number of Units:	308

Year Built:	+/- 1975

Description:	Garden-style apartments with two-story residential buildings, stucco and wood siding exterior walls and pitched roof with composition shingle cover and asphalt-paved parking.

Amenities:	Apartment features include fireplace, vaulted ceiling, garbage disposal, balcony, deck, patio, walk-in closets, refrigerator, carpeting, high speed Internet (available), washer and dryer in unit, dishwasher and cable ready. Community features include pool, controlled access, elevator, spa/hot tub, covered parking, fitness center and laundry room.

Rental Data:

Unit Type	Size (SF)	Quoted Rent/Unit	Quoted Rent/SF

1BR/1BA	570	$1,185	$2.08
1BR/1BA	619	$1,245	$2.01
1BR/1BA	653	$1,335	$2.04
1BR/1BA	672	$1,550	$2.31
2BR/2BA	858	$1,675	$1.95
2BR/2BA	899	$1,725	$1.92

Totals/Average	712	$1,453	$2.04

Landlord Provides:	Water, sewer and trash removal

Occupancy:	98%

Concessions:	None

Comments:	The property has good access to SH 101. Cats are accepted, but not dogs. This comparable is similar to the subject property in terms of location, physical characterizes and amenities.

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 30
Rent Comparable #5

Address:	Crestview Apartments 510 Crest View Avenue Belmont, Ca 94002

Number of Units:	220

Year Built:	+/- 1968

Description:	Garden-style apartments with two-story residential buildings, stucco and wood siding exterior walls and pitched roof with composition shingle cover and asphalt-paved parking.

Amenities:	Apartment features include, vaulted ceiling, balcony, patio, walk-in closets, refrigerator, dishwasher and cable ready. Community features include two pools, covered parking, clubhouse and laundry facilities.

Rental Data:

Unit Type	Size (SF)	Quoted Rent/Unit	Quoted Rent/SF

1BR/1BA	573	$900	$1.57
1BR/1BA	867	$1,175	$1.36
2BR/2BA	1,030	$1,375	$1.33
2BR/2BA	1,061	$1,425	$1.34

Totals/Average	883	$1,219	$1.38

Landlord Provides:	Water, sewer and trash removal

Occupancy:	100%

Concessions:	None

Comments:	The property has good access to SH 101 and SH 280 and is within walking distance to public transportation. Cats are accepted, but not dogs. Overall, this comparable is inferior to the subject property in terms of age, location and amenities.

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 31
ANALYSIS
The subject property is situated in a good location along Laurie Meadows Drive, approximately two miles south of the San Mateo urban center with good access to primary transportation arteries. It is competitive with other properties in terms of location, condition, amenities, and unit size. The tables below illustrate the comparables with the most similar floor plans in relation to the subject’s floor plans.
ONE-BEDROOM FLOOR PLANS

Comparable #	Unit Size (SF)	Rent/Month	Rent/SF

Subject	504	$1,199	$2.38
Subject	524	$1,304	$2.49
Subject	714	$1,339	$1.88
Subject	754	$1,441	$1.91
Lake Pine	563 - 680	$1,150 - $1,244	$1.83 - $2.04
Creekside	600 - 712	$1,149 - $1,420	$1.87 - $1.99
Archstone San Mateo	651 - 1,066	$1,730 - $1,885	$1.77 - $2.66
Lakeshore Landing	570 - 672	$1,185 - $1,550	$2.01 - $2.31
Crestview	573 - 867	$900 - $1,175	$1.36 - $1.57
TWO-BEDROOM FLOOR PLANS

Comparable #	Unit Size (SF)	Rent/Month	Rent/SF

Subject	895	$1,804	$2.02
Subject	1,000	$1,904	$1.90
Subject	1,100	$1,965	$1.79
Lake Pine	880	$1,425	$1.62
Creekside	808 - 875	$1,650 - $1,809	$2.04 - $2.07
Archstone San Mateo	713 - 1,384	$2,215 - $2,490	$1.60 - $3.19
Lakeshore Landing	858 - 899	$1,675 - $1,725	$1.92 - $1.95
Crestview	1,030 - 1,061	$1,375 - $1,425	$1.33 - $1.34
THREE-BEDROOM FLOOR PLANS

Comparable #	Unit Size (SF)	Rent/Month	Rent/SF

Subject	1,200	$2,109	$1.76
Lake Pine	1,025	$3,170	$3.09
Archstone San Mateo	939 - 1,177	$3,170 - $3,185	$2.76 - $3.45
The subject is most similar to Lake Pines, Lakeshore Landing and Creekside. These properties are rated as being generally similar to the subject. Archstone San Mateo is a new property, which is superior to the subject in term of overall, appeal and condition. Crestview is an older property located south of the subject. Although is good locational characteristics, it is rated as being inferior to the subject overall. In general, the subject’s rental rates should be similar to the rents illustrated by Lake Pines, Lakeshore Landing and Creekside; below the rents illustrated by Archstone San Mateo and above the rents illustrated by Crestview.
As indicated above, the rent for the subject’s one and two bedroom floor plans are within a tolerable variance of the range of rents illustrated by Lake Pines, Lakeshore Landing and Creekside, the properties rated as being most similar. The subject offers one three-bedroom unit. Only two properties offer three bedroom units: Lake Pines and Archstone San Mateo. While Lake Pines was rated as being similar, conversations with the on-site manager indicated that this unit is typically marketed as a two-bedroom unit. As such, the rental rates indicated by the bonafide two-bedroom units represent the best indicator for this unit.
The subject’s rental rate structure is appropriately aligned with the rents illustrated by Lake Pines, Lakeshore Landing and Creekside; below the rents illustrated by Archstone San Mateo and above the rents illustrated by Crestview. Based on a review of market rental data, the subject’s quoted rent structure

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 32
appears reasonable. Furthermore, review of the subject’s rent roll indicates that recent leases have been executed at the quoted rates, confirming market acceptance of the quoted amounts.
Based upon the rents illustrated by the competing properties and rent actually commanded by the subject property, the following rents will be processed as the property’s economic rent potential for valuation purposes. The following table summarizes the economic rent structure estimated for the subject property.
ECONOMIC RENT POTENTIAL-SCOTCHOLLOW APARTMENTS

Unit Type	Mix	Size (SF)	Total Area	Economic Rent/Unit	Economic Rent/SF	Total Rent

1BR/1BA	37	504	18,648	$1,199	$2.38	$44,363
1BR/1BA	33	524	17,292	$1,304	$2.49	$43,032
1BR/1BA	74	714	52,836	$1,339	$1.88	$99,086
1BR/1BA	146	754	110,084	$1,441	$1.91	$210,386
2BR/1BA	45	895	40,275	$1,804	$2.02	$81,180
2BR/2BA	62	1,000	62,000	$1,904	$1.90	$118,048
2BR/1.5BA	20	1,100	22,000	$1,965	$1.79	$39,300
3BR/2BA	1	1,200	1,200	$2,109	$1.76	$2,109

Totals/Average	418	776	324,335	$1,525	$1.97	$637,504

HIGHEST AND BEST USE
HIGHEST AND BEST USE AS IF VACANT

Surrounding Land Uses	Predominately residential developments with multifamily to west of the subject.

Physically Possible	Being situated on a neighborhood collector street in close proximity to El Camino Real (CA-82) and Highway 101, the subject site benefits from good accessibility. Residential use would benefit from the site’s exposure and accessibility to other parts of San Mateo.

Legally Permissible	Multifamily use is the intended use of the site.

Financial Feasible	Due to growth controls and the limited availability of vacant land suitable for development, there has not been a significant amount of new construction in the immediate vicinity of the subject property. Much of the new apartment development has and is occurring in outlying Bay Area locations were there exists sufficient vacant land to accommodate larger scale developments.

However, economic conditions in the area are strong and demand for multifamily housing appear strong as evidenced by high occupancy rates and increasing rents in exiting units. The preceding suggests that sufficient entrepreneurial profit incentive is being met to justify the financial feasibility of new construction.

Conclusion	New multifamily development.

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 33
HIGHEST AND BEST USE AS IMPROVED

Current Improvements	418-unit multifamily apartment complex. The existing improvements contribute significantly to overall property value indicating that the value of the improved property greatly exceeds the value of the site assuming it to be vacant.

Conclusion	Continued use of the existing improvements
VALUATION
There are three traditional approaches that can be employed in establishing Market Value. These approaches and their applicability to the valuation of the subject property are summarized as follows:
THE COST APPROACH
This method estimates the replacement or reproduction cost of the improvements, less the estimated depreciation (physical, functional, economic), plus the estimated market value of the land, in order to arrive at a final value indication. This approach is based on the premise that an informed purchaser would pay no more for a property than the cost of constructing a building of similar utility and condition.
The Cost Approach is a reliable indicator of value for: (a) new properties; (b) special use properties; and (c) properties where the cost of reproducing the improvement is easily and accurately quantified and there is no external or economic obsolescence. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance
THE SALES COMPARISON APPROACH
Using this technique, the property value is indicated by comparing the subject to similar, nearby properties that have recently sold. Essentially, the procedure is to gather bona fide, recent arm’s length sales of comparable properties and compare the most important characteristics of the sales to the subject. Adjustments are then made to the comparable properties for differences such as terms of financing, date of sale, location, and physical characteristics.
Attaining data with a high degree of comparability is most important when this technique is utilized. The reliability is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences and the absence of non-typical conditions affecting the sales price. As numerous sales of properties similar to the subject have occurred in the San Francisco Bay Area, this approach has been employed in the valuation process.
THE INCOME CAPITALIZATION APPROACH
The Income Capitalization Approach is a process in which the anticipated flow of future benefits is capitalized into a value indication. The Income Capitalization Approach is widely applied in appraising income-producing properties. The reliability of this technique is dependent upon the reliability of the net income estimate and the capitalization rate. Since the subject is income producing realty and anticipated to continue to be so, this approach has been employed in the valuation of the Fee Simple Estate.

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 34
RECONCILIATION AND FINAL VALUE ESTIMATE
The final step in the Appraisal Process is the reconciliation of the value indicators into a single value estimate. In the reconciliation or correlation, the appraiser considers the relative applicability of each of the three approaches, examines the range between the value indications and places major emphasis on the approach that appears to produce the most reliable solution to the specific appraisal problem. The purpose of the appraisal, the type of property and the adequacy and reliability of the data are analyzed and appropriate weight is given to each of the approaches to value.
INCOME CAPITALIZATION APPROACH
Investment properties are normally valued in proportion to their ability to produce income; hence, an analysis of the property in terms of its ability to provide a sufficient net annual return on invested capital is an important means of valuing any asset. Value is estimated by deducting an appropriate vacancy and collection allowance and all applicable expenses from the anticipated gross annual income to arrive at a projected net operating income which is then capitalized at an interest rate, or investment yield, commensurate with the risk inherent in the ownership of the property. Such a conversion of projected income considers competitive returns offered by alternative investments.
There are two primary income capitalization methods: Direct Capitalization, which converts a single year’s net operating income into an indication of value and the Discounted Cash Flow Analysis (DCF), which estimates the present worth through the process of discounting the forecasted net income and the reversionary sale over the course of an anticipated investment period. The Direct Capitalization technique is employed in this analysis.
DIRECT CAPITALIZATION
The basic steps in the Direct Capitalization method are as follows:
1.	Calculate POTENTIAL GROSS INCOME from the dwelling units;

2.	Estimate VACANCY AND CREDIT LOSS to arrive at Effective Gross Income;

3.	Estimate OPERATING EXPENSES to arrive at the stabilized Net Operating Income;

4.	Develop the OVERALL CAPITALIZATION RATE;

5.	Divide NOI by the CAP RATE to arrive at VALUE.
Revenue: As presented in the Economic Rent Analysis section of this report, the monthly economic rent potential is estimated at $637,504. The annual gross rent potential estimated for the apartment units total $7,650,048.
Loss to Lease: Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. As a percentage of the property’s gross rent potential, the historical loss to lease ranges from 0.2% in 2003 to 8.8% in 2006 (October 2006 year-to-date, annualized). Based on the most recent history at the subject property, we have deducted a loss to lease expense of 8.0% of the potential gross income or $612,004.
Concessions: Rent concessions in the market are utilized in an attempt to bolster occupancy at area apartments. Concessions usually consist of reduced or free rent over a portion of the lease term. There was an increasing trend in concessions between 2002 and 2005. As of year-to-day 2006, concessions

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 35
declined and presented themselves at 2.0% of the property’s gross rent potential. Based on the operating history at the subject, concessions are projected at 2.0% of the estimated gross rent potential or $153,001.
Vacancy and Credit Loss: As of the date of inspection, the subject property was 98.6% occupied. Properties identified as income comparables within the Economic Rent Analysis section of this report illustrate occupancy levels that range from 93% to 100%. Information presented in the Apartment Market Overview section of this report indicates that the average vacancy within the subject’s San Mateo County apartment submarket was 3.8% for the 3rd Quarter 2006, down from 5.0% reported for 3rd Quarter 2005.
Based on the subject’s historical and current level of occupancy, tempered against the weighted average occupancy reported by competing properties in the influencing area and occupancy level indicated by similar vintage properties in the San Mateo County submarket, a vacancy factor of 3.5% is estimated for the subject property. In addition, a 0.5% allowance for credit loss is assessed. The combined vacancy and credit loss allowance equates to 4.0%.
Utility Income: Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of water and sewer usage. Utility reimbursements were $239, $234 and $328 per unit, respectively. The annualized October year-to-date 2006 reimbursements equates to $411 per unit. Based on the historical trends, we have estimated Utility Income to be $156,750, or $375 per unit.
Other Income: Included within this category is the revenue received from such items as application fees, forfeited deposits, and late fees. As a percentage of the property’s gross rent potential, Other Income receipts range from 2.8% to 5.6%. Based on historical other income receipts, we have estimated Other Income to be 3.5% of the gross rent potential or $267,752.
Expenses: In order to project expenses for valuation purposes, the expenses historically incurred in the operation of the subject property have been reviewed. Typical operating expenses for garden apartments in the San Francisco Bay Area, as reported by IREM have been reviewed and analyzed. The following table summarizes the three-year operating history for the subject property including year-end figures for 2003, 2004 and 2005 and year-to-date figures for 2006 through October. The year-to-date 2006 figures have been annualized for analytical purposes.

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SUMMARY OF OPERATING HISTORY AND BUDGET — SCOTCHOLLOW APARTMENTS

	2003		2004		2005		2006 YTD
Item	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit	Actual	Annualized	Per Unit

Gross Rent Potential	$6,743,824	$16,134	$6,891,244	$16,486	$6,576,862	$15,734	$6,020,620	$7,224,744	$17,284
Loss to Lease	$(15,700)	$(38)	$(252,041)	$(603)	$(136,847)	$(327)	$(529,208)	$(635,050)	$(1,519)
Concessions	$(161,676)	$(387)	$(404,007)	$(967)	$(479,849)	$(1,148)	$(119,413)	$(143,296)	$(343)
Vacancy/Credit Loss	$(760,088)	$(1,818)	$(1,286,370)	$(3,077)	$(450,921)	$(1,079)	$(222,875)	$(267,450)	$(640)
Utility Income	$100,041	$239	$98,001	$234	$137,071	$328	$153,594	$184,313	$441
Other Income	$375,245	$898	$$286,920	$686	$343,947	$823	$169,830	$203,796	$488

Effective Gross Income	$6,281,646	$15,028	$5,333,747	$12,760	$5,990,263	$14,331	$5,472,548	$6,567,058	$15,711

Utilities	$316,599	$757	$$317,479	$760	$308,623	$738	$263,269	$315,923	$756
Repairs & Maintenance	$535,212	$1,280	$$643,033	$1,538	$484,904	$1,160	$387,526	$465,031	$1,113
Administrative	$346,310	$828	$$186,524	$446	$188,508	$451	$131,066	$157,279	$376
Marketing	$100,473	$240	$$104,775	$251	$131,910	$316	$106,433	$127,720	$306
Payroll	$276,501	$661	$$477,396	$1,142	$625,047	$1,495	$401,847	$482,216	$1,154
Management	$245,331	$587	$$184,694	$442	$210,047	$503	$214,383	$257,260	$615
Insurance	$264,239	$632	$$255,622	$612	$236,727	$566	$241,284	$289,541	$693
Real Estate Taxes	$385,770	$923	$$397,763	$952	$405,574	$970	$342,985	$411,582	$985

Total Expenses	$2,470,435	$5,910	$2,567,286	$6,142	$2,591,340	$6,199	$2,088,793	$2,506,552	$5,997

Net Operating Income	$3,811,211	$9,118	$2,766,461	$6,618	$3,398,923	$8,131	$3,383,755	$4,060,506	$9,714

Utilities	This expense covers the cost of electricity, water and sewer and gas usage for the property. The subject property’s 2003, 2004 and 2005 utilities expenses were $757, $760 and $738 per unit, respectively. The annualized year-to-date 2006 expense equates to $756 per unit. Based on historical expenditures, utilities are processed at $760 per unit or $317,680.

Repair & Maintenance:	This category includes general repair and maintenance items, contract services and turnover expenses. The subject’s historical repair and maintenance expense for 2003, 2004 and 2005 were $1,280, $1,538 and $1,160 per unit, respectively. The annualized year-to-date 2006 expense equates to $1,113 per unit. The repairs and maintenance expense is estimated at $1,200 per unit or $501,600.

Administrative	Office expenses, telephone, management unit expenses, computer maintenance and supplies, professional fees and miscellaneous expenses are covered in this category. The subject’s historical administrative expense for 2003, 2004 and 2005 were $828, $446 and $451 per unit, respectively. The annualized year-to-date 2006 expense equates to $376 per unit. Based on 2004 and 2005 historical amounts, administrative expenses are projected at $167,700, or $400 per unit.

Marketing	Included in this category are all newspaper and printed advertising, payments to locator services, leasing commissions, and resident referrals. The subject’s historical marketing expense for 2003, 2004 and 2005 were $240, $251 and $316 per unit, respectively. The annualized year-to-date 2006 expense equates to $306 per unit. Marketing expenses are projected at $125,400, or $300 per unit.

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Payroll:	This expense covers salaries, payroll taxes, and workers compensation insurance for on site management, leasing, and maintenance personnel. The subject’s historical payroll expense has been somewhat sporadic. The Payroll expense for 2003, 2004 and 2005 were $661, $1,142 and $1,495 per unit, respectively. The annualized year-to-date 2006 expense equates to $1,154 per unit. Payroll expenses are projected at $501,600, or $1,200 per unit.

Management	A typical management fee on a property of this type is 3% to 5% of the effective gross income. The subject’s historical management fee has been based on an amount equivalent to approximately 4.3% to 4.5% of Effective Gross Income. A market-oriented fee of 4.0% is considered reasonable. Based on the preceding estimate of Effective Gross Income, the subject’s management fee is estimated to be $280,142, or $670 per unit.

Insurance	This expense item covers the building and includes fire, extended coverage, vehicle, and owner’s liability. The subject’s historical insurance expense for 2003, 2004 and 2005 were $632, $612 and $566 per unit, respectively. The annualized year-to-date 2006 expense equates to $693 per unit. Insurance expenses are projected at $271,700, or $650 per unit.

Taxes	As discussed in the Real Estate Tax section, the tax burden for the subject property is estimated at $963,000, or $2,304 per unit.

Reserves for Replacements	In addition to the repairs and maintenance expenditures, the property will incur annual capital expenditures to keep it in prime condition. A reserve category is typical for multifamily property; therefore we have included reserves as an additional budget item. Reserves for replacement for a property of this vintage typically range from $200 to $400 per unit. Considering the age of the subject property, a reserve for replacement allowance of $350 per unit or $146,300 is estimated for the subject property.

Total Expenses	Total expenses have been estimated at $3,274,622, or 47% of effective income. Information provided by the Institute of Real Estate Management (IREM) indicates that expense ratios for apartment complexes in the subject’s region (Region IV) range from 41.0% to 35.6%, with an average of 47.4%, exclusive of a reserve allowance. The total operating expenses projected for the subject property falls within this range. Industry standard expense data suggests that the total expenses estimated for the subject property are reasonable.
Net Operating Income: The Net Operating Income is that amount of the income remaining after paying all operating expenses. This affords the owner capital to satisfy debt service, if any, and provide a return on owner’s equity. We have estimated the NOI to be $3,728,921. The subject’s income and expense pro forma is summarized below.

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 38
VALUATION PRO FORMA

Item	Total	Per Unit

Gross Rent Potential	$7,650,048	$18,302
Loss to Lease	$(612,004)	$(1,464)
Concessions	$(153,001)	$(366)
Vacancy/Credit Loss	$(306,002)	$(732)
Utility Income	$156,750	$375
Other Income	$267,752	$641

Effective Gross Income	$7,003,543	$16,755

Utilities	$317,680	$760
Repairs & Maintenance	$501,600	$1,200
Administrative	$167,200	$400
Marketing	$125,400	$300
Payroll	$501,600	$1,200
Management	$280,142	$670
Insurance	$271,700	$650
Real Estate Taxes	$963,000	$2,304
Reserves	$146,300	$350

Total Expenses	$3,274,622	$7,834

Net Operating Income	$3,728,921	$8,921
Capitalization: Capitalization rates express relationships between net income and total value. The rate employed must be consistent with and reflective of those rates currently employed by investors active in the market place.
In order to perform this analysis, estimates of an appropriate capitalization rate must be formed. By its nature this is a judgmental process, however, selected rates should approximate the investment perimeters expected to be employed by the most probable buyer for the subject property.
Several approaches are typically followed in selecting the investment parameters; review and analysis of alternative real estate and non-real estate investments; review and analysis of published real estate investor surveys; derivation of rates from empirical market data; and use of in-house experience with similar types of investments.

Most Probable Buyer	Considering the size and quality of the asset, the subject buyer would most likely attract national or regional investors.

Market Extraction	The following table summarizes the market derived overall rates. The sales are further detailed in the Sales Comparison Approach.
SUMMARY OF MARKET DERIVED OVERALL RATES

Name	Pacifica Park	Townsquare	Lake Pines	Bay Terrace	Lands End

Sale Date	August 2006	January 2006	November 2005	October 2005	June 2005
Year Built	1977	1971	1971	1963	1980
Cap Rate (OAR)	5.9%	5.6%	5.2%	5.3%	5.9%

The sales exhibit overall rates that range from 5.3% to 5.9% and produce an average of 5.6%. The sales represent recent transactions of late 1970s and early- to mid-1980s vintage apartment complexes that are generally similar to the subject property in terms of construction and physical characteristics. The comparable properties are situated in San Francisco

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 39

Bay Area locations that demonstrate generally similar demographic characteristics of the subject neighborhood. The capitalization rates indicated by the sales data are representative of an appropriate rate that would be applicable to the subject property. Based on the indicators exhibited by market data, a capitalization rate in the range of approximately 5.0% to 6.0% is suggested.

Survey of Investors	The most useful approach used to estimate an approximate rate of return required by the most probable buyer is to analyze the current investment parameters applied by institutional investors and advisors to real estate pension and portfolio funds when acquiring real estate. According to the 3rd Quarter 2006 Korpacz Real Estate Investor Survey, prepared by Price Waterhouse Coopers, capitalization rates for institutional grade apartment properties range from 4.25% to 8.00% with an average of 5.98%. Capitalization rates in the San Francisco Bay Area are generally aligned with the low end of the national survey range and below the national average.

Conclusion	The sales exhibit overall rates that range from 4.9% to 6.2% and produce an average of 5.5%. Based on the indicators exhibited by the sales data, an appropriate cap rate for the subject property is concluded to be in the range of 5.0% to 6.0%. A rate of 5.5% is processed for valuation purposes.

Valuation:	Capitalizing the estimated Net Operating Income of $3,728,921 by a 5.5% rate results in a value conclusion of $67,800,000, rounded ($3,728,921 NOI ÷ 5.5% OAR = $67,798,564).

Final Value:	$67,800,000

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 40
SALES COMPARISON APPROACH
The Sales Comparison Approach is an estimate of value derived from a sales comparison with similar type properties. This method directly reflects the actions of buyers and sellers in the marketplace. Substitution is the underlying principle affecting the choice of buyers and sellers, and which implies that a prudent person will not pay more to buy a property than it would cost to buy a comparable substitute property. The price a typical purchaser pays is usually the result of a comparison process of various alternatives.
The sales data is analyzed and compared to the subject for such items as time, location, size, amenities and condition. Adjustments for differences are made where appropriate and so indicated by the market. The process develops an indication of what the selected comparables would have sold for had they possessed all the relevant physical and economic characteristics of the property being appraised. After analysis, the indicators derived are correlated into a value estimate based upon the quality of information obtained and the logical conclusions of the appraiser.
The local market has been active in terms of investment sales of similar properties. Adequate sales exist to formulate a defensible value for the subject property via sales comparison. The following table is a summary of the comparable sales, which are further detailed in the Addenda of this report.

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 41
SUMMARY OF COMPARABLE BUILDING SALES

Sale No.	1	2	3	4	5
Name	Pacifica Park Apartments	Townsquare Apartments	Lake Pines	Bay Terrace Apartments	Lands End Apartments
Location	670 Hickey Blvd	509 Poplar Ave	3014 Los Prados	3204 Casa De Campo	100 Esplanade Ave
	Pacifica, CA 94044	Millbrae, CA 94030	San Mateo, CA	San Mateo, CA 94403	Pacifica, CA 94044
Sales Price	$19,200,000	$25,000,000	$45,000,000	$23,300,000	$44,800,000
Sale Date	August 18, 2006	January 27, 2006	November 29, 2005	October 7, 2005	June 30, 2005
Year Built	1977	1971	1971	1963	1980
No. of Units	104	136	288	127	260
Net Rentable Area (SF)	91,360	114,440	180,576	107,850	161,572
Avg. Unit Size (SF)	878	841	627	849	621
Occupancy	97%	95%	98%	95%	95%
Price/SF	$210.16	$218.46	$249.20	$216.04	$277.28
Price/Unit	$184,615	$183,824	$156,250	$183,465	$172,308
Net Income	$1,131,852	$1,396,088	$2,346,486	$1,234,468	$2,643,020
NOI/SF	$12.39	$12.20	$12.99	$11.44	$16.36
NOI/Unit	$10,883	$10,265	$8,148	$9,720	$10,165
Cap Rate (OAR)	5.9%	5.6%	5.2%	5.3%	5.9%
EGIM	11.1	11.6	10.4	11.0	11.0
Expense Ratio (OER)	34.6%	35.0%	45.7%	41.7%	35.0%

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 42
ANALYSIS OF SALES
All of the comparables represent sales of apartments that are of similar construction componentry as the subject. All of the sales are of the same general vintage as the subject property and generally similar in terms of physical condition. Situated in throughout the South Bay Area, minor differences exist as to the specific location of each comparable and subject property.

Comparable #1:	This is the August 2006 sale of a 104-unit garden apartment complex located approximately ten miles northwest of San Mateo in Pacifica. The complex is in close proximity of San Francisco and the Pacific Ocean with good access to Highway 1 and I-280. In addition, the property has convenient access to local shopping, dining and entertainment. The location of the comparable property is rated as being superior to that of the subject property.

The complex was built in 1977 and consists of 27 two-story wood framed buildings with pitched composite shingle roofs. The exteriors are wood shingle and stucco. The community is comprised of 26 buildings containing 40 one bedroom — and 60 two bedroom units. This property has a net rentable area of 91,360 square feet and an average unit size of 878 square feet. The property was in average physical condition at time of sale. This complex offers two and three-bedroom floor plans. Amenities 200 covered parking spaces, include standard kitchen appliances, fireplace, laundry, refrigerator and storage lockers.

In comparison to the subject, this property is superior in terms of location and amenities. In terms of age and condition it is considered superior. As such, downward adjustments of 10% and 5% were applied for location and age/condition, respectively. Its average unit size is larger and required a downward adjustment.

Comparable #2:	This transaction represents the January 2006 sale of a 136-unit apartment located approximately five miles north of the subject in Millbrae. The complex is in close proximity of the San Francisco International Airport and Highway 101. The location of the comparable property is rated as being superior to that of the subject property.

Built in 1971, this property consists of 11 two-story buildings with stucco exteriors and pitched composition shingle roofs. This property has a net rentable area of 114,440 square feet, suggesting an average unit size of 841 square feet. The property was in average physical condition at time of sale. This complex offers one and two-bedroom floor plans. Amenities include a swimming pool, laundry facility and on-site management office/clubhouse. Unit amenities include standard kitchen appliances, fireplaces, patios/balconies, walk-in closets and mini-blinds. It is in walking distance to a major shopping center and recreation center/library. The police and fire station is across the street.

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 43

This property is inferior to the subject in terms of location, age and condition and amenities. Its average unit size of 841 square feet is larger than the subject’s and required a downward adjustment.

Comparable #3:	This is the November 2005 sale of a 288-unit garden-style apartment (Rent Comparable No. 1) located less than two miles northeast of the subject property. The location of the comparable property is rated as being similar to that of the subject property. Built in 1971, the complex consists of six three-story apartment buildings and a clubhouse totaling 180,576 square feet on 8.9 acres. The unit mix includes 53 studios, 172 one-bedroom units, 60 two-bedroom units and three three-bedroom units. The average unit size is 627 square feet. Site amenities include a business center, pool, picnic area and direct access to Los Prados Neighborhood Park. The seller had initiated a capital improvement program on both the interior and exterior of the property. Reportedly, the buyer will continue to upgrade the property with additional improvements including new kitchens and baths. The property was in good physical condition at time of sale. The occupancy rate at closing was 98%.

In comparison to the subject, this property is generally similar in terms of amenities and location. In terms of age and condition it is considered superior due to its recent renovation. As such, a downward adjustment of 5% was applied for age/condition. In addition, its average unit size is smaller and an upward adjustment was made for its inferior (smaller) average unit size.

Comparable #4:	This transaction represents the October 2005 sale of a 127-unit community located adjacent to Sale Comparable #3 (Pine Lake). The location of this comparable is rated as being similar to that of the subject. Bay Terrace is 100% townhomes, with two and three bedroom floor plans averaging 846 square feet per home. The occupancy rate at closing was 95%. The community, sitting on four acres of land, is located within close proximity of the 101 Freeway and Highway 92 with easy access to the major job markets in San Francisco, San Jose, and the East Bay. The buyers will upgrade the property with improvements including new kitchens and baths and believes it is a potential future condo conversion candidate. The property was in average physical condition at time of sale. Amenities include balcony/patio, ceiling fans, covered parking, standard kitchen appliances and storage lockers.

In comparison to the subject, this property is generally similar in terms of age/condition, amenities and location. The buyers purchased the adjacent property (Pine Lakes) at the same time and expect to benefit from economies of scale recognizing the close proximity of the two properties. In addition, all of the units are townhome units and generally obtain higher rents than typical units. Additional downward adjustment was applied to Sale #4 to reflect the fact that all of it units are townhouse units which present as a potential future condo conversion candidate. As such, a downward adjustment of 10% was applied for utility.

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 44

Comparable #5:	This is the June 2005 sale of a 260-unit apartment located approximately ten miles northwest of the subject in Pacifica. The complex is in close proximity of San Francisco and the Pacific Ocean with good access to Highway 1 and I-280. In addition, the property has convenient access to local shopping, dining and entertainment. The location of the comparable property is rated as being superior to that of the subject property. Built in 1980, this property consists of 11 two-story wood frame buildings with stucco exteriors. The buildings have pitched roofs with composition shingle covers. This property has a net rentable area of 161,572 feet and an average unit size of 621 square feet. The property was in average physical condition at time of sale. It offers various one and two-bedroom floor plans. Amenities include balcony, ceiling fan(s), standard kitchen appliance and 260 covered parking spaces. Reportedly buyer plans to completely renovate the property at a cost between $5 and $10 million.

In comparison to the subject this property is superior in terms of location and was adjusted downward 10% for location. In terms of amenities it is similar. Due to its 1980 year of construction, its age/condition is rated as being superior. As such, it was adjusted downward 5% for this factor. Its average unit size of 690 square feet is smaller compared to the subject’s 776 square feet. As such, an upward adjustment was made to reflect its inferior (smaller) average unit size.

PRICE PER UNIT ANALYSIS

The comparables are examined utilizing the following criteria:

Financing:	The comparable sales were either all cash transactions or were financed by primary lenders at market-oriented rates. Adjustments are not required since a typical financing is not indicated.

Time:	The sales analyzed all occurred within the past 17 months. No material adjustment for changes in market conditions is required.

Location:	Adjustments are made for locational attributes including proximity to area employers, local transportation and access to local neighborhood services. The location of each sale is analyzed individually as it compares to the subject property’s location. Sales Nos. 3 and 4 are located in San Mateo and were rated as being similar to that of the subject. Sales Nos. 1, 2 and 5 are located in areas rated as superior to the subject and were adjusted downward for location Apartment market conditions in the subject’s location are considered strong as are the comparables.

Age/Condition:	Adjustments for age/physical condition were based on exterior observation, as well as the original date of construction.

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 45

In terms of age and condition Sale Nos.2 and 4 were rated as being similar to the subject and were not adjusted. As indicated in the previous discussion, Sale Nos.1, 3 and 5 were adjusted downward for having superior age/condition characteristics.

Unit Size/Utility:	The subject property has an average unit size of 776 square feet. Sale Nos. 1, 2 and 4 exhibit smaller average unit sizes, ranging from 841 to 878 square feet whereas Sale Nos. 3 and 5 exhibit larger average unit sizes. Typically, properties with larger average unit sizes command higher sale prices per unit. Conversely, properties with smaller average unit sizes sell for less. As such, each sale comparables was adjusted based on the average unit size of the respective properties in comparison to the subject property. Also the property’s total number of unit and utility was consideration in the adjustments. Sale Nos. 1, 2 and 4 also exhibited smaller property size and do not benefit from economies of scale. It is noted however, that Sale No. 4 was purchased in conjunction with Sale No. 3 and expects to benefit from its close proximity of the two properties. The additional downward adjustment to Sale No. 3 reflects it smaller average units size and the fact that all of it units are more desirable townhouse units which present it is a potential future condo conversion candidate.

Amenities:	The subject property is a 1971 vintage asset with standard community amenities and standard tenant amenities. Generally, all of the sales offer similar community and unit amenities. No adjustments to the sale price per unit were made for this factor.

The following chart summarizes the adjustments considered for each of the factors described above.
COMPARABLE SALES ADJUSTMENT GRID

Comparable #	1	2	3	4	5
Sales Price/Unit	$184,615	$183,824	$156,250	$183,465	$172,308
Conditions of Sale	0.00%	0.00%	0.00%	0.00%	0.00%

Adjusted Price	$184,615	$183,824	$156,250	$183,465	$172,308
Time	0.00%	0.00%	0.00%	0.00%	0.00%

Time Adjusted Price	$184,615	$183,824	$156,250	$183,465	$172,308

Location	-10.00%	-10.00%	0.00%	0.00%	-10.00%
Age/Condition	-5.00%	0.00%	-5.00%	0.00%	-5.00%
Unit Size/Utility	-5.00%	-5.00%	5.00%	-10.00%	5.00%
Amenities	0.00%	0.00%	0.00%	0.00%	0.00%

Total Adjustments (%)	-20.00%	-15.00%	0.00%	-10.00%	-10.00%

Adjusted Sale Price	$147,692	$156,250	$156,250	$165,119	$155,077
Source: Adjustments by KTR.

Conclusion:	The unadjusted sales prices range from $172,308 to $183,465 with an average of $176,092. After adjustments, the sales prices range from $155,077 to $156,250 per unit with an average of $156,078 per unit.

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 46

None of the sales required a significant degree of adjustment and equal emphasis is placed on each in concluding to an appropriate value for the subject property. Based on the adjustments considered and indicators exhibited by the sales data, a value of $156,000 per unit is estimated for the subject property. Application of the $156,000 per unit value indicator to the 418 units comprising the subject property results in a value estimate of $65,200,000 (rounded).

418 units x $156,000/unit = $65,208,000

EGIM ANALYSIS	As Illustrated in the write-ups of the comparable sales presented in the Addenda, the sales illustrate a range of Effective Gross Income Multipliers (EGIMs) from 10.4 to 11.6 with an average of 11.0.

Important in selecting an appropriate EGIM is the review of corresponding operating expenses as there is an inverse relationship that generally holds among EGIMs and operating expenses. The sales data illustrates expense ratios that range from 35% to 46% with an average of 38%. The subject property’s operating expense ratio has been projected to be 47% based on the income and expense analysis presented in the Income Capitalization Approach section of this report, an amount that is higher than the average expense ratio exhibited by the comparables. The preceding would suggest that an appropriate EGIM for the subject property would be aligned with the low end of the range exhibited by the improved sales data under analysis. An EGIM of 10.0 is concluded for the subject property.

Application of an EGIM of 10.0 to the effective gross income (EGI), which was estimated at $7,003,543, results in a value estimate of $70,000,000 (rd.) as follows.

$7,003,543 x 10.0 = $70,035,430

Conclusion	The values produced by the price per unit and EGIM technique are $65,200,000 and $70,000,000. As indicated, the results of each valuation technique are somewhat similar, and vary by approximately 7%. With equal consideration given to each technique, a final value via the Sales Comparison Approach of $67,600,000 is concluded for the subject property.

Based on the foregoing, the Market Value of the Fee Simple Interest in the subject property, as of November 16, 2006, is:

Value via the Sales Comparison Approach	$67,600,000
RECONCILIATION

Scotchollow Apartments San Mateo, California	December 8, 2006 Page 47

Cost Approach	N/A
Income Capitalization Approach	$67,800,000
Sales Comparison Approach	$67,600,000
Income and Sales approaches to value were employed in the appraisal of the subject property. Buyers and sellers rarely rely on the Cost Approach to price commercial real estate. Furthermore, the age of the improvements and subjectivity involved in estimating substantial degrees of physical deterioration reduces the reliability of this approach. As such, a Cost Approach was not employed.
The value derived from the Income Capitalization Approach is well documented and market oriented. The local market is active in terms of investment sales of similar apartment complexes and sufficient sales data was available to develop a defensible value via the Sales Comparison Approach. The value derived through use of the Sales Comparison Approach supports the value concluded for the property via the Income Capitalization Approach. Due to the income producing nature of the subject property, the results of the Income Capitalization Approach are emphasized.

FINAL ESTIMATE OF VALUE	$67,800,000

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
ADDENDA

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
SUBJECT PHOTOGRAPHS

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
Subject Entrance
Clubhouse/Leasing Office

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
Interior of Clubhouse/Leasing Office
Swimming Pool

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
Tennis Court / Landscaping
Typical Two-Story Building

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
Typical Three-Story Building
Typical Parking Stalls

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
Interior of Typical Unit
Interior View of Typical Kitchen

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
COMPARABLE RENTAL PHOTOGRAPHS

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
Rent Comparable #1 — Lake Pines
Rent Comparable #2 — Creekside

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
Rent Comparable #3 — Archstone San Mateo
Rent Comparable #4 — Lakeshore Landing

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
Rent Comparable #5 — Crestview Apartments

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
COMPARABLE SALE PHOTOGRAPHS

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
Sale Comparable #1
Sale Comparable No. 2

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
Sale Comparable #3
PHOTO NOT AVAILABLE
Sale Comparable #4

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
Sale Comparable #5

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
REGIONAL LOCATION MAP

San Francisco
Oakland
Emeryville
Piedmont
Canyon
Moraga
Alameda
San Leandro
Ashland
San Lorenzo
Hayward
Russell City
Mount Eden
Daly City
Broadmoor
Colma
Brisbane
South San Francisco
San Bruno
Pacifica
Millbrae
Burlingame
Hillsborough
San Mateo
Foster City
SUBJECT PROPERTY
Belmont
San Carlos
Redwood City
North Fair Oaks
East Palo Alto
Atherton
Menlo Park
Palo Alto
Woodside
Stanford
El Granada
Half Moon Bay
San Francisco Bay
San Francisco Intl
Metropolitan Oakland Intl
Hayward Air Terminal
Hunter's Point Naval Shipyard
Marine Corps Supply Annex
U S Naval Station
Oakland Army Terminal
U S Naval Supply Center
Alameda NAS (Nimitz Field)
Alameda Reserve Shipyard
Coast Guard Alameda Base
Naval Reserve Shipyard
Alameda Memorial State Beach
Knowland State Arboretum And Park
Redwood Regional Park
Upper San Leandro Reservoir
Lake Chabot
San Pedro County Park
San Francisco State Fish and Game Refuge
Scarper Peak
San Andreas Lake
Belmont Stream
Steinberger Slough
Redwood Creek
Westpoint Stream
SF OAKLAND BAY BRG
J ARTHUR YOUNGER FWY
INTERNATIONAL BLVD
DOOLITTLE DR
WARREN FWY
JUNIPERO SERRA FWY
HALF MOON BAY RD
CABRILLO HWY N
DUMBARTON BRG
LOMBARD ST
VAN NESS AVE
CENTRAL FWY

Data use subject to license.
© 2005 DeLorme. Street Atlas USA® 2006.
www.delorme.com

MN (14.7° E)

0 1 2 3 4 5 mi

Data Zoom 10-0

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
NEIGHBORHOOD MAP

SUBJECT PROPERTY
Belmont
Hillsdale
Laurel
Belle Monte
Belmont Hill
Fiesta Grounds
EL CAMINO REAL
BAYSHORE FWY
RALSTON AVE
OLD COUNTY RD
ALAMEDA DE LAS PULGAS
HARBOR BLVD
PORT ROYAL AVE
CLIPPER CT
MARINE PKWY
GREENFIELD AVE
MIDDLE RD
ESCONDIDO WAY
ARTHUR AVE
CARMELITA DR

DeLORME
Data use subject to license.
© 2005 DeLorme. Street Atlas USA® 2006.
www.delorme.com

MN (14.6° E)

0 800 1600 2400 3200 4000 ft

Data Zoom 13-0

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
COMPARABLE RENTALS MAP

RENT NO. 2
RENT NO. 4
RENT NO. 3
RENT NO. 1
SUBJECT PROPERTY
RENT NO. 5
Foster City
Hayward Park
Hillsdale
Laurel
Fiesta Grounds
E 3RD AVE
J HART CLINTON DR
BERMUDA DR
SEA SPRAY LN
PORT ROYAL AVE
ROCK HARBOR LN
GLIPPER CT
PLEASANT CT
GALVESTON ST
VARWOOD WAY
DEL MONTE PL
GREENFIELD AVE
BAYVIEW AVE
CAMPUS AVE
DEWEY GLEN RD
NORTH RD
MC LELLAN AVE
SARATOGA DR
CASA DE CAMPO
LOS PRADOS ST
CHESS DR
VELOCITY WAY
FOSTER CITY BLVD
NASH DR
SHOREVIEW AVE
W 25TH AVE
BUENA VISTA AVE
27TH AVE
28TH AVE
31ST AVE
S EL CAMINO REAL
PACIFIC BLVD
ALDER LN
HEATHER LN
STEPHEN RD
MURRAY CT
EASTWOOD DR
MARSHALL AVE
ALAMEDA DE LAS PULGAS
82
92
101

DeLORME
Data use subject to license.
© 2005 DeLorme. Street Atlas USA® 2006.
www.delorme.com

MN (14.6° E)

0 800 1600 2400 3200 4000 ft
Data Zoom 13-0

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
COMPARABLE SALES MAP

San Francisco
Daly City
Brisbane
South San Francisco
San Bruno
Millbrae
Burlingame
Pacifica
Montara
Moss Beach
El Granada
Half Moon Bay
Belmont
San Carlos
Redwood City
Atherton
Alameda
San Francisco Bay
San Pedro County Park
Upper Crystal Springs Reservoir
Belmont Slough
Steinberger Slough
Redwood Creek
Comparble Sale No. 1
Comparable Sale No. 5
Comparable Sale No. 2
Comparble Sale No. 3
Comparble Sale No. 4
SUBJECT PROPERTY
SLOAT BLVD
SKYLINE BLVD
CABRILLO HWY
JUNIPERO SERRA FWY
HALF MOON BAY RD
SAN MATEO RD
WOODSIDE RD
J ARTHUR YOUNGER FWY
BAYSHORE FWY
EL CAMINO REAL
DOOLITTLE DR
OTIS DR
MN (14.6° E)
0 1 2 3 4 5 mi
Data Zoom 10-2

DeLORME
Data use subject to license.
© 2005 DeLorme. Street Atlas USA® 2006.
www.delorme.com

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
QUALIFICATIONS

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
STEVEN J. GOLDBERG, MAI, CCIM
SENIOR MANAGING DIRECTOR
STEVEN J. GOLDBERG is Manager of the Dallas Appraisal Division of KTR Newmark Real Estate Services LLC. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development. In his current capacity, Mr. Goldberg oversees all valuation assignments involving real estate assets located in the Southwest region.
Mr. Goldberg has over 23 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.

Scotchollow Apartments San Mateo, California	December 8, 2006 Addenda
QUALIFICATIONS OF THE APPRAISER
JACKSON L. AILLS
Jackson L. Aills is certified as General Real Estate Appraiser in the State of Texas (TX-1331035-G). Mr. Aills has a Bachelor of Business Administration from the University of Mississippi and has attended numerous real estate education courses and seminars, including those offered by the Appraisal Institute.
Mr. Aills has been involved in real estate appraising since 1989. He currently holds the position of Senior Appraiser for the Dallas office of KTR Newmark Real Estate Services LLC, a New York based real estate firm.
Real estate appraisal assignments have been performed on a variety income producing properties throughout the United States. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, REITs, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors and governmental agencies. The scope of his real estate assignments have included office buildings, industrial properties, multifamily projects, retail, hotels, proposed construction, special use properties, and raw land.